SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)

                            LANDMARK FINANCIAL CORP.
                            (Name of Subject Company)

                              TRUSTCO BANK CORP NY
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                    514914100
                      (CUSIP Number of Class of Securities)

                                ROBERT T. CUSHING
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              TRUSTCO BANK CORP NY
                                320 STATE STREET
                           SCHENECTADY, NEW YORK 12305
                                 (518) 377-3311
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                             John K. Pruellage, Esq.
                          Lewis, Rice & Fingersh, L.C.
                         500 North Broadway, Suite 2000
                            St. Louis, Missouri 63102
                                 (314) 444-7600




|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

The subject company is Landmark Financial Corp., a Delaware corporation ("Landmark"). Landmark's principal executive offices are located at 211 Erie Boulevard, Canajoharie, New York 13317. Landmark's telephone number is
(518) 673-2012.

This  Statement  relates to Landmark's  common stock,  par value $0.10 per share
(the "Landmark Common Stock"). According to Landmark's Form 10-QSB for the quarter ended December 31, 1999, 154,208 shares of Landmark Common Stock were outstanding on that date.

Item 2.  Identity and Background of Filing Person.

The filing person is TrustCo Bank Corp NY ("TrustCo"). TrustCo's address is 320 State Street, Schenectady, New York 12305. TrustCo's telephone number is
(518) 377-3311.

This Statement relates to the tender offer made by Investors & Lenders, LLC, a New York limited liability company ("Investors & Lenders"), to purchase a minimum of 100,000 shares of Landmark Common Stock at a price of $25.00 per share. Investors & Lenders' address is 154 Lake Avenue, P.O. Box 588, Saratoga Springs, New York 12866.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Agreement and Plan of Merger

TrustCo, Landmark Acquisition Co., a Delaware corporation and wholly-owned subsidiary of TrustCo ("AcquisitionCo"), and Landmark are parties to an Agreement and Plan of Merger, dated as of February 21, 2000 (the "Merger Agreement"). The Merger Agreement provides for AcquisitionCo to merge with and into Landmark, with Landmark being the surviving corporation (the "Merger"). At the effective time of the Merger, each outstanding share of Landmark Common Stock (other than shares held by shareholders duly exercising dissenters' rights and shares held by any direct or indirect subsidiary of Landmark) will be converted into the right to receive a cash payment of $21.00, and each share of AcquisitionCo common stock will be converted into one share of Landmark Common Stock.

The Merger Agreement is attached hereto as Exhibit (e) and is incorporated herein by reference.

Stock Option Agreement

Landmark and TrustCo have also entered into a Stock Option Agreement, dated as of February 21, 2000. Pursuant to the Stock Option Agreement, Landmark granted TrustCo an option to purchase up to 19.9% of the number of shares of Landmark Common Stock outstanding as of February 21, 2000, at a price of $14.00 per share, subject to adjustment, upon the occurrence of certain events.

The Stock Option Agreement is attached as an exhibit to the Merger Agreement, which is attached as Exhibit (e) hereto, and is incorporated herein by reference.

Interests of Certain Persons

In the Merger Agreement, TrustCo has agreed to cause Landmark Community Bank, a wholly-owned subsidiary of Landmark, to enter into an employment agreement with Gordon E. Coleman, Landmark's President and Chief Executive Officer, pursuant to which Mr. Coleman will serve as President and Chief Executive Officer of Landmark Community Bank for a three-year term at annual salary of $125,000 plus use of a car.

TrustCo has also agreed to cause Landmark Community Bank immediately following the effective time of the Merger to establish an advisory board of directors comprised of not more than eight directors of Landmark to serve as advising directors of Landmark Community Bank for a three year term.

Item 4.  The Solicitation or Recommendation.

At a press conference following its annual meeting of shareholders, TrustCo provided the materials attached hereto as Exhibit (a).

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

None.

Item 6.  Interest in Securities of the Subject Company.

Neither TrustCo nor any executive officer, director, affiliate or subsidiary of TrustCo has engaged in any transactions in the securities of Landmark during the past 60 days. Please refer to the discussion under Item 3 for a description of the option granted by Landmark to TrustCo.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.  Additional Information.

None.

Item 9.  Exhibits.

The following exhibit is filed as an exhibit hereto:

         (a)      Materials distributed at press conference.

         (e) Agreement and Plan of Merger, dated as of February 21, 2000, by and among TrustCo Bank Corp NY, Landmark Acquisition Co. and Landmark Financial Corp. (with Stock Option Agreement, dated as of February 21, 2000, between TrustCo Bank Corp NY and Landmark Financial Corp. as an exhibit thereto.)

                                                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        TRUSTCO BANK CORP NY


                                   By:
                                      Robert T. Cushing
                                      Vice President and Chief Financial Officer

                                      Date:  May 16, 2000

Item 9.  Exhibit A

  [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                PMIS TENDER OFFER

You've all heard about the PMIS tender offer. I have several questions about the offer. For now, I'll focus on three:

     1.     Significant uncertainty relative to regulatory approval.

     2.     The fact that the offer is limited to 65% of the outstanding shares.

     3. Where are the funds coming from? or "Show the Landmark shareholders the money!"

More specifically:

     * As to regulatory approval, it is difficult to believe that the regulators will approve an arrangement where PMIS benefits from an insider relationship with an affiliated bank. Especially since PMIS failed to obtain the necessary
               OTS pre-clearance prior to launching the tender offer.

     *         Why is the PMIS offer  limited to 65% of the outstanding  shares?
               Even if PMIS manages to raise the required funds, what happens to the owners of the remaining 35% of the shares? Will minority shareholders in a privately owned company be treated fairly?

     * Lastly, the tender offer documents provide no convincing source of funds. This, from a firm with a clouded record in the fund raising arena, having failed to raise more than 41% of a previous $1.5 million debt offering offered at an attractive 11% rate, according to their own tender offer document.

Our offer is genuine. We want Landmark for the right reasons, and we have the funds. How can Landmark shareholders be expected to reject a fully funded offer in favor of an Alice in Wonderland approach?

05/15/00

                          AGREEMENT AND PLAN OF MERGER



                                  by and among



                              TRUSTCO BANK CORP NY,
                             a New York corporation,



                            LANDMARK ACQUISITION CO.,
                             a Delaware corporation,



                                       and



                            LANDMARK FINANCIAL CORP.,
                             a Delaware corporation






                          Dated as of February 21, 2000

                                TABLE OF CONTENTS

                                                                           Page

1.       Terms of Merger and Closing..........................................1

         1.1.     Merger......................................................1

         1.2.     Merging Corporation.........................................1

         1.3.     Surviving Corporation.......................................1

         1.4.     Effect of Merger............................................1

         1.5.     Conversion of Landmark Common...............................2

         1.6.     Stock Options and Restricted Stock..........................2

         1.7.     Closing.....................................................3

         1.8.     Exchange Procedures; Surrender of Certificates..............3

         1.9.     Closing Date................................................4

         1.10.    Closing Deliveries..........................................4

         1.11.    Disclosure Schedule; Standard...............................6

         1.12.    Right to Revise Transaction.................................7

2.       Representations and Warranties of Landmark...........................7

         2.1.     Organization and Capital Stock..............................7

         2.2.     Authorization; No Defaults..................................8

         2.3.     Subsidiaries................................................8

         2.4.     Financial Information.......................................9

         2.5.     Absence of Changes..........................................9

         2.6.     Regulatory Enforcement Matters..............................9

         2.7.     Tax Matters.................................................9

         2.8.     Litigation and Related Matters..............................9

         2.9.     Employment Agreements......................................10

         2.10.    Reports....................................................10

         2.11.    Employee Matters and ERISA.................................11

         2.12.    Title to Properties; Insurance.............................12

         2.13.    Environmental Matters......................................12

         2.14.    Compliance with Law........................................13

         2.15.    Brokerage..................................................13

         2.16.    Trust Administration.......................................13

         2.17.    Material Contracts and Agreements..........................13

         2.18.    No Undisclosed Liabilities.................................13

         2.19.    Statements True and Correct................................13

         2.20.    State Takeover Laws........................................14

         2.21.    Fair Lending; Community Reinvestment Act...................14

         2.22.    Loan Portfolio.............................................14

         2.23.    Investment Portfolio.......................................14

         2.24.    Interest Rate Risk Management Instruments..................14

         2.25.    Year 2000 Compliance.......................................15

         2.26.    Interim Events.............................................15

3.       Representations and Warranties of Trustco and AcquisitionCo.........15

         3.1.     Organization and Capital Stock.............................15

         3.2.     Authorization..............................................15

         3.3.     Subsidiaries...............................................15

         3.4.     Litigation.................................................16

         3.5.     Statements True and Correct................................16

         3.6.     Funds Available............................................16

4.       Agreements of Landmark..............................................16

         4.1.     Business in Ordinary Course................................16

         4.2.     Breaches...................................................18

         4.3.     Submission to Shareholders.................................18

         4.4.     Consents to Contracts and Leases...........................19

         4.5.     Consummation of Agreement..................................19

         4.6.     Environmental Reports......................................19

         4.7.     Access to Information......................................19

         4.8.     Subsidiary Bank Name Change................................20

         4.9.     Plan of Merger.............................................20

5.       Agreements of Trustco and AcquisitionCo.............................20

         5.1.     Regulatory Approvals and Registration Statement;
                               Other Agreements..............................20

         5.2.     Breaches...................................................20

         5.3.     Consummation of Agreement..................................20

         5.4.     Directors'and Officers'Liability Insurance and
                             Indemnification.................................21

         5.5.     Employee Benefits..........................................21

         5.6.     Advisory Board Composition.................................22

         5.7.     Access to Information......................................22

6.       Conditions Precedent to Merger......................................22

         6.1.     Conditions to TrustCo's and AcquisitionCo's Obligations....23

         6.2.     Conditions to Landmark' Obligations........................23

7.       Termination or Abandonment..........................................24

         7.1.     Mutual Agreement...........................................24

         7.2.     Breach of Agreements.......................................24

         7.3.     Environmental Reports......................................24

         7.4.     Failure of Conditions......................................24

         7.5.     Regulatory Approval Denial; Burdensome Condition...........24

         7.6.     Shareholder Approval Denial; Withdrawal/Modification
                                   of Board Recommendation...................25

         7.7.     Regulatory Enforcement Matters.............................25

         7.8.     Fall-Apart Date............................................25

8.       General.............................................................25

         8.1.     Confidential Information...................................25

         8.2.     Publicity..................................................26

         8.3.     Return of Documents........................................26

         8.4.     Notices....................................................26

         8.5.     Liabilities and Expenses...................................26

         8.6.     Nonsurvival of Representations, Warranties and
                             Agreements......................................27

         8.7.     Entire Agreement...........................................27

         8.8.     Headings and Captions......................................27

         8.9.     Waiver, Amendment or Modification..........................27

         8.10.    Rules of Construction......................................27

         8.11.    Counterparts...............................................27

         8.12.    Successors and Assigns.....................................28

         8.13.    Severability...............................................28

         8.14.    Governing Law; Assignment..................................28

         8.15.    Enforcement of Agreement...................................28

         8.16.    Legal Fees, Costs..........................................28


EXHIBIT 1.01                   -            Form of Landmark Option Agreement
EXHIBIT 1.10(a)                -            Landmark's Legal Opinion Matters
EXHIBIT 1.10(b)                -            TrustCo's Legal Opinion Matters

                          AGREEMENT AND PLAN OF MERGER


     This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made as of February 21, 2000, by and among TRUSTCO BANK CORP NY, a New York corporation ("TrustCo"), LANDMARK ACQUISITION CO., a Delaware corporation ("AcquisitionCo") and LANDMARK FINANCIAL CORP., a Delaware corporation ("Landmark").

                                    RECITALS

The Boards of Directors of TrustCo, AcquisitionCo (a wholly-owned subsidiary of TrustCo) and Landmark have approved and deem it advisable and in the best interests of their respective shareholders to consummate the business combination transaction provided for herein in which AcquisitionCo shall, subject to the terms and conditions set forth herein, merge with and into Landmark (the "Merger").

A. The Boards of Directors of TrustCo, AcquisitionCo and Landmark have each determined that the Merger and the other transactions contemplated by this Agreement are consistent with, and in furtherance of, their respective business strategies and goals.

B. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to TrustCo's willingness to enter into this Agreement, TrustCo and Landmark have executed a Stock Option Agreement (the "Landmark Option Agreement"), dated as of the date hereof and in the form attached hereto as Exhibit 1.01, pursuant to which Landmark has granted TrustCo an option exercisable upon the occurrence of certain events.

C. TrustCo, AcquisitionCo and Landmark desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

D. In consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein and in the Landmark Option Agreement, TrustCo, AcquisitionCo and Landmark hereby agree as follows:

1.       Terms of Merger and Closing.

           1.1. Merger. Pursuant to the terms and provisions set forth herein and the Delaware General Corporation Law (the "DGCL"), AcquisitionCo shall merge with and into Landmark.

           1.2. Merging Corporation. AcquisitionCo shall be the merging corporation in the Merger and its corporate identity and existence, separate and apart from Landmark, shall cease upon consummation of the Merger.

           1.3. Surviving Corporation. Landmark shall be the surviving corporation in the Merger. No changes in the Certificate of Incorporation of Landmark shall be effected by the Merger.

           1.4. Effect of Merger. The Merger shall have all of the effects provided for herein and under the DGCL.

           1.5.     Conversion of Landmark Common.

                     1.5.1.     At the  Effective  Time (as  defined in Section
1.9 hereof), by virtue of the Merger and without any action on the part of TrustCo, AcquisitionCo, Landmark or their respective shareholders, each

(other than shares of Landmark Common held in the treasury of Landmark or by any direct or indirect subsidiary of Landmark and the shares held by holders duly exercising dissenting rights pursuant to Section 262 of the DGCL) shall be converted into the right to receive cash in the amount of Twenty-One Dollars ($21.00) (the "Merger Consideration").


                      1.5.2 At the Effective Time, all of the shares of Landmark Common, by virtue of the Merger and without action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Landmark Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 1.8 hereof or the dissenter's rights described in Section 1.5.5 below, if applicable.

                     1.5.3. At the Effective Time, each share of Landmark Common, if any, held in the treasury of Landmark or by any direct or indirect subsidiary of Landmark (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities and shares held by Landmark or any of its subsidiaries in respect to a debt previously contracted) immediately prior to the Effective Time shall be canceled.

                     1.5.4. Each share of common stock, par value $1.00 per share, of AcquisitionCo outstanding immediately prior to the Effective Time shall be converted into and become one share of Landmark Common.

                     1.5.5. If holders of Landmark Common are entitled to dissent from the Agreement and Merger and demand payment of fair market value of their shares under the DGCL, any issued and outstanding shares of Landmark Common held by a dissenting holder shall not be converted as described in this
Section 1.5 but from and after the Effective Time shall represent only the right to receive such consideration as may be determined to be due to such dissenting holder pursuant to the DGCL; provided, however, that each share of Landmark Common outstanding immediately prior to the Effective Time and held by a dissenting holder who shall, after the Effective Time, withdraw his demand for appraisal with consent of TrustCo or lose his right of appraisal shall have only the right to receive the Merger Consideration for such shares in accordance with Section 1.5.1 of this Agreement.

           1.6.     Stock Options and Restricted Stock.

                     1.6.1. At the Effective Time, each option to purchase shares of Landmark Common (each, a "Landmark Stock Option") issued and outstanding pursuant to the Landmark Financial Corp. 1998 Stock Option Plan (the "Stock Option Plan"), whether or not such Landmark Stock Option is vested at the Effective Time, shall, by reason of the Merger, cease to be outstanding and shall be converted into the right to receive in cash an amount equal to (i) the difference (if a positive number) between (A) the Merger Consideration and (B) the exercise price of each such Landmark Stock Option multiplied by (ii) the number of shares of Landmark Common subject to the Landmark Stock Option.

                     1.6.2. At the Effective Time, each share of Landmark Common granted under the Landmark 1998 Recognition and Retention Plan, whether or not vested or subject to other restrictions at the Effective Time, shall cease to be outstanding, shall cease to exist and shall be converted into the right to receive the Merger Consideration.

           1.7. Closing. The closing of the Merger (the "Closing")shall take place at a location mutually agreeable to the parties at 10:00 a.m., Eastern Time, on the Closing Date described in Section 1.9 hereof.

           1.8.     Exchange Procedures; Surrender of Certificates.

                     1.8.1. Trustco Bank, National Association shall act as Exchange Agent in the Merger (the "Exchange Agent").

                     1.8.2. As soon as reasonably practicable after the Effective Time, but in no event later than five (5) business days after the Closing Date, the Exchange Agent shall mail to each record holder of any
Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as TrustCo may reasonably specify) (each such letter, the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor solely the Merger Consideration. No interest on the Merger Consideration issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer taxes or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. At the Effective Time, TrustCo shall deposit the Merger Consideration into a specially segregated account for the benefit of the holders of Landmark Common.

                     1.8.3. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by TrustCo in its sole discretion, the posting by such person of a bond in such amount as TrustCo may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant hereto.

                     1.8.4. At or after the Effective Time there shall be no transfers on the stock transfer books of Landmark of any shares of Landmark Common. If, after the Effective Time, Certificates are presented for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in, and subject to the provisions of, this Section 1.8.

            1.9. Closing Date. At TrustCo's election, the Closing shall take place no later than the fifteenth day after the receipt of all regulatory approvals and the expiration of any applicable waiting periods or on such other date as Landmark and TrustCo may agree (the "Closing Date"). The Merger shall be effective upon the filing of a Certificate of Merger with the Secretary of State of Delaware (the "Effective Time"), which the parties shall use their best efforts to cause to occur on the Closing Date.

           1.10.    Closing Deliveries.

                     1.10.1. At the Closing, Landmark shall deliver to TrustCo and AcquisitionCo:

                             1.10.1.1. a certified copy of the Certificate of Incorporation and Bylaws (or their equivalent) of Landmark, the Subsidiary Bank (as defined in Section 2.3 hereof) and any direct or indirect subsidiary of Landmark or the Subsidiary Bank; and

                             1.10.1.2.     a  Certificate  signed  by an
                     appropriate officer of Landmark stating that, to the best knowledge and belief of such officer, (A) each of the representations and warranties contained in Article Two hereof (subject to the standard in Section 1.11 hereof) is true and correct at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in Section 6.1.2 hereof have been satisfied or waived as provided therein; and

                             1.10.1.3. a certified copy of the resolutions of Landmark's Board of Directors and shareholders as required for valid approval of the execution of this Agreement and the consummation of the Merger and the other transactions provided for by this Agreement; and

                             1.10.1.4. Certificate of the Secretary of the state of Delaware, dated a recent date, stating that Landmark is in good standing; and

                             1.10.1.5. Certificates of Merger prepared by TrustCo and executed by Landmark, reflecting the terms and provisions hereof and in proper form for filing with the Secretary of State of the State of Delaware, in order to cause the Merger to become effective pursuant to the DGCL; and

                             1.10.1.6. a legal opinion from counsel for Landmark, in form reasonably acceptable to TrustCo's counsel, opining with respect to the matters listed on
                     Exhibit 1.10(a) hereto; and

                             1.10.1.7. the resignation of any directors of Landmark, the Subsidiary Bank and any of their respective subsidiaries requested by TrustCo in a notice given to Landmark no less than 5 days prior to the Closing Date, which such resignations shall be effective as of the Effective Time.

                     1.10.2.  At the Closing, TrustCo shall deliver to Landmark:

                             1.10.2.1. a Certificate signed by an appropriate officer of TrustCo and AcquisitionCo stating that, to the best knowledge and belief of such officer, (A) each of the representations and warranties contained in Article Three hereof (subject to the standard in Section
                     1.11 hereof) is true and correct at the time of the
                     Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in Section 6.2.2 and Section 6.2.4 hereof (but excluding the approval of Landmark's shareholders) have been satisfied or waived as provided therein; and

                             1.10.2.2. a certified copy of the resolutions of TrustCo's Board of Directors and of AcquisitionCo's

                     Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the consummation of the transactions provided for by this Agreement; and

                            1.10.2.3. a legal opinion from counsel for TrustCo and AcquisitionCo, in form reasonably acceptable to Landmark's counsel, opining with respect to the matters listed on Exhibit 1.10(b) hereto; and

                            1.10.2.4. a certified copy of the Amended and Restated Certificate of Incorporation and Bylaws of TrustCo and the Certificate of Incorporation and Bylaws of AcquisitionCo; and

                            1.10.2.5. Certificate of the Secretary of State of the State of New York, dated a recent date, stating that TrustCo is in good standing and Certificate of the Secretary of State of the State of Delaware, dated a recent date, stating that AcquisitionCo is in good standing; and

                            1.10.2.6. Certificates of Merger executed by AcquisitionCo, reflecting the terms and provisions hereof and in proper form for filing with the Secretary of State of the State of Delaware in order to cause the Merger to become effective pursuant to the DGCL.

           1.11.    Disclosure Schedule; Standard.

                    1.11.1. Landmark has delivered to TrustCo and AcquisitionCo a confidential schedule (the "Disclosure Schedule"), executed by Landmark concurrently with the delivery and execution hereof, setting forth, among other things, items the disclosure of which shall be necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article Two hereof; provided, that (a) no such item shall be required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 1.11.2 hereof, and (b) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Landmark that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 1.11.2 hereof.)

                    1.11.2. No representation or warranty of Landmark contained in Article Two hereof nor of TrustCo and AcquisitionCo contained in Article Three hereof shall be deemed untrue or incorrect, and Landmark, TrustCo and AcquisitionCo, as the case may be, shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, events or circumstance, individually or taken together with all other facts, event or circumstances inconsistent with any representation or warranty contained in Article Two hereof, in the case of Landmark, or Article Three hereof, in the case of TrustCo and AcquisitionCo, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty. As used herein, the term "Material Adverse Effect" means, with respect to Landmark or TrustCo and AcquisitionCo, any effect that (i) is, or is reasonably expected to be, material and adverse to the financial condition, results of operations or business of Landmark and its subsidiaries taken as a whole, or TrustCo and its subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Landmark or TrustCo and AcquisitionCo to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation or reserve policies and practices in connection with or in anticipation of the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, and (d) reasonable costs associated with completing the transactions contemplated by this Agreement.

                    1.11.3. Landmark shall be permitted to update and supplement the Disclosure Schedule so as to disclose exceptions to one or more representations or warranties contained in Article Two hereof which shall have arisen between the date hereof and the Closing Date; provided, however, that, anything herein to the contrary notwithstanding, the exceptions and other information set forth on any such updated or supplemented Disclosure Schedule shall not be taken into consideration in determining, for purposes of this Agreement, whether the condition set forth in Section 6.1 hereof shall have been satisfied.

           1.12. Right to Revise Transaction. TrustCo may, at any time, change the method of effecting the Merger (including, without limitation, the provisions of this Article One), if and to the extent TrustCo deems such change to be desirable, including, without limitation, to provide for the direct merger of Landmark and TrustCo; provided, however, that no such change shall (A) alter or change the amount or kind of the Merger Consideration to be received by the shareholders of Landmark in the Merger, or (B) materially impede or delay receipt of any approvals referred to in Section 6.1.4 hereof or the consummation of the transactions contemplated by this Agreement.

2.     Representations and Warranties of Landmark.

         Subject to Section 1.11 hereof and except as disclosed in a Section of the Disclosure Schedule corresponding to the relevant Section in this Article Two, Landmark hereby makes the following representations and warranties:

         2.1.     Organization and Capital Stock.

                   2.1.1. Landmark is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. Landmark is a unitary savings and loan holding company registered with the Office of Thrift Supervision (the "O.T.S.") under the Home Owners' Loan Act of 1934, as amended (the "H.O.L.A."). True, complete and correct copies of the Certificate of Incorporation and Bylaws of Landmark as in effect on the date of this Agreement are included as exhibits to the Disclosure Schedule.

                   2.1.2. The authorized capital stock of Landmark consists only of 400,000 shares of Landmark Common, of which, as of the date hereof, 154,508 shares are issued and outstanding and 100,000 shares of Landmark preferred stock, of which, as of the date hereof, no shares are issued and outstanding. All of the issued and outstanding shares of Landmark Common are duly and validly issued and outstanding and are fully paid and non-assessable and free of preemptive rights. None of the outstanding shares of Landmark Common has been issued in violation of any preemptive rights of the current or past shareholders of Landmark. As of the date hereof, Landmark had outstanding stock options representing the right to acquire not more than 8,460 shares of Landmark Common pursuant to the Stock Option Plan.

                   2.1.3.    Except as set forth in Section 2.1.2 above, Section
2.1.3 of the Disclosure Schedule and the Landmark Option Agreement, (i) there are no shares of capital stock or other equity securities of Landmark outstanding and no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of Landmark Common or other capital stock of Landmark or contracts, commitments, understandings or arrangements by which Landmark is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock, and (ii) there are no outstanding stock appreciation, phantom stock or similar rights.

                   2.1.4. The minute books of Landmark accurately reflect all corporate actions held or taken by its shareholders and Board of Directors (including committees of the Board of Directors) since June 1, 1997 and since January 1, 1995 with respect to the Subsidiary Bank. True, complete and correct copies of the minute books have been made available to TrustCo by Landmark.

         2.2. Authorization; No Defaults. Landmark's Board of Directors has, by all appropriate action, approved this Agreement, the Landmark Option Agreement and the Merger and authorized the execution hereof and thereof on its behalf by its duly authorized officers and the performance by Landmark of its obligations hereunder. Landmark's Board of Directors has directed that the agreement of merger (within the meaning of the DGCL) contained in this Agreement and the transactions provided for by this Agreement, including the Merger, be submitted to the shareholders of Landmark for approval at the Landmark Shareholders' Meeting (as defined in Section 4.3 hereof), and, except for the adoption and approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Landmark Common, no other corporate proceedings on the part of Landmark are necessary to approve this Agreement, the Landmark Option Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, and by the Landmark Option Agreement. Nothing in the Certificate of Incorporation or Bylaws of Landmark, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it or any of its subsidiaries are bound or subject would prohibit or inhibit Landmark from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement and the Landmark Option Agreement have been duly and validly executed and delivered by Landmark and constitute a legal, valid and binding obligation of Landmark, enforceable against Landmark in accordance with their respective terms. Landmark and its subsidiaries are neither in default under nor in violation of any provision of their Articles or Certificate of Incorporation or Association, as the case may be, Bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, insurance policy, purchase or other commitment or any other agreement or arrangement (however evidenced), whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default or violation.

         2.3. Subsidiaries. Landmark s banking subsidiary; Landmark Community Bank (the "Subsidiary Bank"), and its other direct or indirect subsidiaries (collectively, the "subsidiaries") the name and jurisdiction of incorporation and principal business or purpose of which is disclosed in Section
2.3 of the Disclosure Schedule, are duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective incorporation and has the corporate power to own their respective properties and assets, to incur their respective liabilities and to carry on their respective business as now being conducted. The Subsidiary Bank is an insured institution (within the meaning of the Federal Deposit Insurance Act) and its deposits are insured by the Federal Deposit Insurance Corporation (the "F.D.I.C.") in accordance with the Federal Deposit Insurance Act, as amended, up to applicable limits. The number of issued and outstanding shares of capital stock of each subsidiary is disclosed in Section 2.3 of the Disclosure Schedule, all of which shares are owned by Landmark or Landmark's subsidiaries, as the case may be, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever. There are no options, warrants or rights outstanding to acquire any capital stock of any of Landmark's subsidiaries and no person or entity has any other right to purchase or acquire any unissued shares of stock of any of Landmark's subsidiaries, nor does any such subsidiary have any obligation of any nature with respect to its unissued shares of stock. Neither Landmark nor any of its subsidiaries is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise. True, complete and current copies of the Articles or Certificates of Incorporation or Association and Bylaws of each direct and indirect subsidiary of Landmark as in effect on the date of this Agreement and included as exhibits to the Disclosure Schedule.

         2.4.     Financial  Information.  The  (i) audited consolidated balance sheets of Landmark and its subsidiaries as of March 31, 1998 and 1999, and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the three (3) years ended March 31, 1998, together with the notes thereto, included in Landmark's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999, as currently on file with the S.E.C., and the unaudited consolidated balance sheets of Landmark and its subsidiaries as of December 31, 1999, and the related unaudited consolidated income statements and statements of changes in shareholders equity and cashflows for the nine months then ended together with in Landmark's Quarterly Reports on Form 10-QSB for the quarters June 30, 1999, September 30, 1999 and
December 31, 1999 as currently on file with the Securities and Exchange Commission ("S.E.C."), and (ii) the year-end and quarterly Thrift Financial Reports of Landmark Community Bank (the "Subsidiary Bank") for 1998 and for the quarters ended March 31, 1999, June 30, 1999, September 30, 1999, and December 31, 1999, as currently on file with the F.D.I.C. (together, the "Landmark Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences required by the Subsidiary Bank's reports) and fairly present in all material respects the financial position and the results of operations and changes in shareholders' equity of Landmark and its subsidiaries as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which shall be material). The books and records of Landmark and its subsidiaries have been, and are being, maintained in accordance with generally accepted accounting principles and any other applicable legal and accounting requirements and reflect only actual transactions.

         2.5. Absence of Changes. Since March 31, 1999, there has not been any change in the financial condition, the results of operations or the business of Landmark and its subsidiaries taken as a whole which would have a Material Adverse Effect on Landmark, except as disclosed by Landmark since March 31, 1999 in its periodic reports filed with the S.E.C. under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Since the date of its most recent regulatory examination report, there has been no change in the financial condition, the results of operations or the business of the Subsidiary Bank which would have a Material Adverse Effect on the Subsidiary Bank, except as disclosed by Subsidiary Bank since the date of such most recent regulatory examination report in its Thrift Financial Quarterly Reports filed with the F.D.I.C. and the O.T.S.

         2.6. Regulatory Enforcement Matters. Neither Landmark, the Subsidiary Bank nor any other subsidiary is subject or is party to, or has received any notice or advice that it may become subject or party to, any investigation with respect to, any cease-and-desist order, agreement, consent agreement, memorandum of understanding or other regulatory enforcement action, proceeding or order with or by, or is a party to any commitment letter or similar undertaking to, or is subject to any directive by, or has been a recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency (as defined below in this Section 2.6) that currently restricts the conduct of its business or that affect its capital adequacy, its credit policies, its management or its business (each, a "Regulatory Agreement"), nor has Landmark, the Subsidiary Bank or any other subsidiary been advised by any Regulatory Agency that it is considering issuing or requesting any such Regulatory Agreement. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Landmark, the Subsidiary Bank or any other subsidiaries. As used herein, the term "Regulatory Agency" means any federal or state agency charged with the supervision or regulation of thrifts, banks or holding companies thereof, or engaged in the insurance of bank deposits, or any court, administrative agency or commission or other governmental agency, authority or instrumentality having supervisory or regulatory authority with respect to Landmark or any of its subsidiaries.

         2.7.     Tax Matters.

                  2.7.1.   Each of  Landmark  and its  subsidiaries  has  filed
with the appropriate governmental agencies all foreign, federal, state and local Tax (as defined below in this Section 2.7) returns, declarations, estimates, information returns, statements and reports (collectively, "Tax Returns") required to be filed by it. Neither Landmark nor its subsidiaries are
(a) delinquent in the payment of any Taxes shown on such Tax Returns or on any assessments received by it for such Taxes, (b) subject to any agreement extending the period for assessment or collection of any Tax, or (c) a party to any action or proceeding with, nor has any claim been asserted or threatened against any of them by, any governmental authority for assessment or collection of Taxes or for the refund of Taxes previously paid. The income Tax Returns of Landmark and its subsidiaries have not been audited by the Internal Revenue Service (the "I.R.S.") and comparable state agencies at any time during the past 15 years. To our best knowledge, the reserve for Taxes in the financial statements of Landmark for the fiscal year ended March 31, 1999 and the quarter ended December 31, 1999, is adequate to cover all of the liabilities for Taxes of Landmark and its subsidiaries that may become payable in future years with respect to any transactions consummated prior to December 31, 1999. As used herein, the term "Taxes" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or undisputed.

                  2.7.2. Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Landmark or any of its affiliates who is a "Disqualified Individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Landmark Employee Plan (as defined in Section 2.11.3 hereof) currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

                  2.7.3. Landmark has not been subject to any disallowance of a deduction under Section 162(m) of the Code nor does Landmark reasonably believe that such a disallowance is reasonably likely to be applicable for any tax year of Landmark ended on or before the Closing Date.

         2.8. Litigation and Related Matters. Section 2.8 of the Disclosure Schedule describes all litigation, claims or other proceedings or investigations of any nature pending or, to the knowledge of Landmark, threatened, against Landmark or any of its subsidiaries, or of which the property of Landmark or any of its subsidiaries is or would be subject. There is no injunction, order, judgment, decree or regulatory restriction imposed upon Landmark, or any of its subsidiaries or the assets of Landmark or any of its subsidiaries. Since January 1, 1995, Landmark, the Subsidiary Bank and/or its subsidiaries (as applicable) have continuously maintained fidelity bonds insuring them against acts of dishonesty in such amounts as are customary, usual and prudent for organizations of their size and business. There are no facts which would form the basis of a claim or claims under such bonds. Neither Landmark nor any of its subsidiaries has reason to believe that its respective fidelity coverage would not be renewed by the carrier on substantially the same terms as the existing coverage, except for possible premium increases unrelated to Landmark's and its subsidiaries' past claim experience.

         2.9. Employment Agreements. Section 2.9 of the Disclosure Schedule lists each agreement, arrangement, commitment or contract (whether written or oral) for the employment, election, retention or engagement, or with respect to the severance, of any present or former officer, employee, agent, consultant or other person or entity to which Landmark or any of its subsidiaries is a party or bound by and which, by its terms, is not terminable by Landmark or such subsidiary on thirty (30) days written notice or less without the payment of any amount by reason of such termination. Copies of each written (and summaries of each oral) agreement, arrangement, commitment or contract listed in Section 2.9 of the Disclosure Schedule have been previously made available to TrustCo by Landmark.

         2.10. Reports. Other than as is set forth in Section 2.10 of the Disclosure Schedule, since January 1, 1995, Landmark, the Subsidiary Bank and/or each of their subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, if any, that it was required to file with (i) the O.T.S., (ii) the F.D.I.C., (iii) the S.E.C.,
(iv) any state securities authorities, and (v) any other Regulatory Agency with jurisdiction over Landmark or any of its subsidiaries, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, each of such reports and documents, as amended, including any financial statements, exhibits and schedules thereto, complied with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         2.11.    Employee Matters and ERISA.

                  2.11.1. Neither Landmark nor any of its subsidiaries has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of Landmark or any of its subsidiaries and, to the knowledge of Landmark, there is no present effort nor existing proposal to attempt to unionize any group of employees of Landmark or any of its subsidiaries.

                  2.11.2. (i) Landmark and its subsidiaries are and have been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and neither Landmark nor any of its subsidiaries is engaged in any unfair labor practice, (ii) there is no unfair labor practice complaint against Landmark or any subsidiary pending or, to the knowledge of Landmark, threatened before the National Labor Relations Board,
(iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of Landmark, threatened against or directly affecting Landmark or any subsidiary, and (iv) neither Landmark nor any subsidiary has experienced any work stoppage or other labor difficulty during the past five (5) years.

                  2.11.3. Section 2.11.3 of the Disclosure Schedule describes each employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and each nonqualified employee benefit plan, deferred compensation, bonus, stock and incentive plan, and each other employee benefit and fringe benefit program for the benefit of former or current employees of Landmark or any subsidiary (the "Landmark Employee Plans") which Landmark and its subsidiaries maintain, contribute to or participate in or have any liability under. No present or former employee of Landmark or any subsidiary has been charged with breaching, or, to the knowledge of Landmark, has breached, a fiduciary duty under any of the Landmark Employee Plans. Neither Landmark nor any of its subsidiaries participates in, nor has it in the past five (5) years participated in, nor has it any present or future obligation or liability under, any multiemployer plan (as defined at Section 3(37) of ERISA). Section 2.11.3 of the Disclosure Schedule describes all plans that provide health, major medical, disability or life insurance benefits to former employees of Landmark or any subsidiary that Landmark and any subsidiary maintain, contribute to, or participate in.

                  2.11.4. Neither Landmark nor any of its subsidiaries maintain, nor have any of them maintained for the past ten years, any Landmark Employee Plans subject to Title IV of ERISA or Section 412 of the Code. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any Landmark Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. No claim is pending, and Landmark has not received notice of any threatened or imminent claim with respect to any Landmark Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which Landmark or any of its subsidiaries would be liable after December 31, 1999, except as reflected on the Landmark Financial Statements. All liabilities of the Landmark Employee Plans have been funded on the basis of consistent methods in accordance with sound actuarial assumptions and practices, and no Landmark Employee Plan, at the end of any plan year, or at December 31, 1999, had or has had an accumulated funding deficiency. No actuarial assumptions have been changed since the last written report of actuaries on such Landmark Employee Plans. All insurance premiums (including premiums to the Pension Benefit Guaranty Corporation) have been paid in full, subject only to normal retrospective adjustments in the ordinary course. Landmark and its subsidiaries have no contingent or actual liabilities under Title IV of ERISA. No accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code) has been incurred with respect to any of the Landmark Employee Plans, whether or not waived. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any of the Landmark Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. After December 31, 1999, Landmark and its subsidiaries do not have any liabilities for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any Landmark Employee Plan. All Landmark Employee Plans have been operated, administered and maintained in accordance with the terms thereof and in compliance with the requirements of all applicable laws, including, without limitation, ERISA and the Code.

                  2.11.5. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events) would, except as set forth in Section 2.11.5 of the Disclosure Schedule,
(i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of Landmark or any of its affiliates from Landmark or any of its affiliates under any Landmark Employee Plan or otherwise,
(ii) increase any benefits otherwise payable under any Landmark Employee Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

                  2.11.6.   Copies of each Landmark  Employee Plan described in
Section 2.11.3 of the Disclosure Schedule, and all amendments or supplements thereto, have been previously made available to TrustCo by Landmark. Section
2.11.6 of the Disclosure Schedule lists, for each Landmark Employee Plan, all of the following with respect thereto: (i) summary plan descriptions, (ii) lists of all current participants and all participants with benefit entitlements,
(iii) contracts relating to plan documents, (iv) actuarial valuations for any defined benefit plan, (v) valuations for any plan as of the most recent date,
(vi) determination letters from the I.R.S., (vii) the most recent annual report filed with the I.R.S., (viii) registration statements and prospectuses, and
(ix) trust agreements. Copies of each of the documents described in the preceding sentence have been previously made available to TrustCo by Landmark.

         2.12. Title to Properties; Insurance. (i) Landmark and its subsidiaries have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except Taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the Landmark Financial Statements and easements, rights-of-way, and other restrictions and imperfections not material in nature, and further excepting in the case of Other Real Estate Owned (as such real estate is internally classified on the books of Landmark or its subsidiaries) rights of redemption under applicable law) to all of their owned real properties, (ii) all leasehold interests for real property and personal property used by Landmark and its subsidiaries in their businesses are held pursuant to lease agreements which are valid and enforceable in accordance with their terms, (iii) all such properties comply with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of Landmark, threatened with respect to such properties, (iv) Landmark and its subsidiaries have valid title or other ownership rights under licenses to all intangible personal or intellectual property necessary to conduct the business and operations of Landmark and its subsidiaries as presently conducted, free and clear of any claim, defense or right of any other person or entity, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not adversely interfere with the use of such property, (v) all insurable properties owned or held by Landmark and its subsidiaries are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with bank holding companies of similar size, and there are presently no claims pending under such policies of insurance and no notices have been given by Landmark or any of its subsidiaries under such policies, and (vi) all tangible properties used in the businesses of Landmark and its subsidiaries are in good condition, reasonable wear and tear excepted, and are useable in the ordinary course of business consistent with past practices. Section 2.12 of the Disclosure Schedule sets forth, for each policy of insurance maintained by Landmark and its subsidiaries, the amount and type of insurance, the name of the insurer and the amount of the annual premium.

         2.13.    Environmental Matters.

                  2.13.1. As used herein, the term "Environmental Laws" shall mean all local, state and federal environmental, health and safety laws and regulations and common law standards in all jurisdictions in which Landmark and its subsidiaries have done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

                  2.13.2. To their best knowledge, neither the conduct nor operation of Landmark or its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them violates or violated or, to the knowledge of Landmark, may violate, Environmental Laws in a manner or to any extent exposing Landmark or its subsidiaries to liability or potential liability and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, would constitute or, to the knowledge of Landmark, may constitute, a violation of Environmental Laws in a manner or to any extent that would obligate (or potentially obligate) Landmark or its subsidiaries to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property. Neither Landmark nor any of its subsidiaries has received any notice from any person or entity that Landmark or its subsidiaries or the operation or condition of any property ever owned, leased or operated by any of them are or were in violation of any Environmental Laws in a manner or to any extent exposing Landmark or its subsidiaries to liability or potential liability or that any of them are responsible (or potentially responsible) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property and, to the knowledge of Landmark, Landmark and its subsidiaries and the operation and condition of any property ever owned, leased or operated by any of them are not and were not in violation of any Environmental Laws in a manner or to any extent exposing Landmark or its subsidiaries to liability or potential liability and none of them are responsible (or potentially responsible) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property. Section 2.13.2 of the Disclosure Schedule lists each property presently owned, leased or operated by Landmark or any of its subsidiaries which, to the knowledge of Landmark, contains any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property or which otherwise violates or may violate any Environmental Laws.

         2.14. Compliance with Law. Landmark and its subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses and are in compliance with all applicable laws and regulations.

         2.15. Brokerage. There are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by Landmark or its subsidiaries, other than agreements with R.P. Financial, L.C., which copies of such agreements are attached as exhibits to the Disclosure Schedule.

         2.16. Trust Administration. During the applicable statute of limitations period, (i) the Subsidiary Bank has properly administered all Individual Retirement Accounts for which it acts as a trustee or custodian, in accordance with the terms of the governing documents and applicable law, and
(ii) neither the Subsidiary Bank nor any director, officer or employee of the Subsidiary Bank has committed any breach of trust with respect to any such account.

         2.17. Material Contracts and Agreements. Neither Landmark nor any of its subsidiaries is a party to, or is bound by, any material contract (as defined in Item 601(b)(10) of Regulation S-K of the S.E.C.) (other than loans or loan commitments and funding transactions in the ordinary course of business of Landmark's subsidiaries) that has not been filed or incorporated by reference in periodic reports filed by Landmark with the S.E.C. under the Exchange Act and listed in Section 2.17 of the Disclosure Schedule. Section 2.17 of the Disclosure Schedule also lists (i) each agreement restricting the nature or geographic scope of any line of business or activity of Landmark or its subsidiaries, (ii) each agreement, indenture or other instrument relating to the borrowing of money by Landmark or any of its subsidiaries or the guarantee by Landmark or any of its subsidiaries of any such obligation, other than instruments relating to transactions entered into in the ordinary course of business, and (iii) each agreement, indenture or other instrument which has been filed or incorporated by reference in the periodic reports referred to above. Copies of each of the contracts and agreements listed in Section 2.17 of the Disclosure Schedule have been previously furnished to TrustCo by Landmark.

         2.18. No Undisclosed Liabilities. Landmark and its subsidiaries do not have any liability, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Landmark or its subsidiaries giving rise to any such liability), except (i) for liabilities set forth in the Landmark Financial Statements, and (ii) normal fluctuation in the amount of the liabilities referred to in clause (i) above occurring in the ordinary course of business of Landmark and its subsidiaries since the date of the December 31 balance sheet included in the Landmark Financial Statements.

         2.19. Statements True and Correct. None of the information supplied or to be supplied by Landmark or its subsidiaries for inclusion in
(i) the Proxy Statement (as defined in Section 4.3 hereof), and (ii) any other documents to be filed with the S.E.C., Nasdaq or any other Regulatory Agency in connection with the transactions contemplated by this Agreement shall, at the respective times such documents are filed, and, with respect to the Proxy Statement, when first mailed to the shareholders of Landmark and at the time of its Shareholders' Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. All documents that Landmark shall be responsible for filing with the S.E.C., Nasdaq or any other Regulatory Agency in connection with the transactions contemplated by this Agreement shall comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

         2.20. State Takeover Laws. The transactions contemplated by this Agreement are not subject to any applicable state takeover law.

         2.21. Fair Lending; Community Reinvestment Act. With the exception of routine investigation of consumer complaints, neither Landmark nor any of its subsidiaries has been advised by any Regulatory Agency that it is or may be in violation of the Equal Credit Opportunity Act or the Fair Housing Act or any similar federal or state statute. Each of Landmark's depository institution subsidiaries received a Community Reinvestment Act ("CRA") rating of "Outstanding" or "Satisfactory" in its most recent CRA examination.

         2.22. Loan Portfolio. (i) All loans and discounts shown on the Landmark Financial Statements or which were entered into after the date of the most recent balance sheet included in the Landmark Financial Statements were and shall be made for good, valuable and adequate consideration in the ordinary course of the business of Landmark and its subsidiaries, in accordance with sound banking practices, and are not subject to any known defenses, set-offs or counter-claims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, and solvency or similar laws or by general principles of equity, (ii) the notes or other evidence of indebtedness evidencing such loans in all forms of pledges, mortgages and other collateral documents and security agreement are and shall be in force, valid, true and genuine and what they purport to be, and
(iii) Landmark and its subsidiaries have complied with and shall prior to the effective date comply with, all laws and regulations relating to such loans.

         2.23. Investment Portfolio. All investment securities held by Landmark or its subsidiaries, as reflected in the consolidated balance sheets of Landmark included in the Landmark financial statements, are carried in accordance with generally accepted accounting principles, specifically, including but not limited to, FAS 115.

         2.24. Interest Rate Risk Management Instruments. Section 2.24 of the Disclosure Schedule describes all interest rate swaps, caps, floors, option agreements or other interest rate risk management arrangements or agreements, whether entered into for the account of Landmark or its subsidiaries or for the account of a customer of Landmark or one of its subsidiaries. All such arrangements and agreements disclosed in Section 2.24 of the Disclosure Schedule were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies and with counter parties believed to be financially responsible at the time and are legal, valid and binding obligations of Landmark or one of its subsidiaries in force in accordance with their terms (subject to the provisions of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors rights generally and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion), and are in full force and effect. Landmark and each of its subsidiaries have duly performed all of their obligations thereunder to the extent that such obligations to perform have accrued; and, to Landmark's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

         2.25. Year 2000 Compliance. Landmark and the Subsidiary Bank are Year 2000 Compliant. The term "Year 2000 Compliant" as used herein, means that computer applications, imbedded microchips and other systems are able to perform Date Sensitive Functions prior to and after December 31, 1999. The term "Date Sensitive Functions" as used herein, includes all functions of computer applications, imbedded microchips, and other systems which involve the generation of random numbers based on dates, the implementation of another function as a consequence of a date, or the processing or generation of any other information in which dates are significant.

         2.26. Interim Events. Since September 30, 1999, neither Landmark nor its subsidiaries have paid or declared any dividend or made any other distribution to shareholders or taken any action which if taken after the date hereof would have required the prior written consent of TrustCo pursuant to
Section 4.1.2 hereof.

3.       Representations and Warranties of Trustco and AcquisitionCo.

         Subject to Section 1.11 hereof, TrustCo and AcquisitionCo hereby make the following representations and warranties:

         3.1. Organization and Capital Stock. TrustCo is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. TrustCo is a bank holding company registered with the Federal Reserve Board under the B.H.C.A. AcquisitionCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

         3.2. Authorization. The Board of Directors of TrustCo and the Board of Directors and shareholder of AcquisitionCo have, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by TrustCo and AcquisitionCo of their respective obligations hereunder. Nothing in the Amended and Restated Certificate of Incorporation or Bylaws of TrustCo, the Certificate of Incorporation or Bylaws of AcquisitionCo or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which TrustCo or any of its subsidiaries are bound or subject would prohibit or inhibit TrustCo or AcquisitionCo from entering into and consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by TrustCo and AcquisitionCo and constitutes a legal, valid and binding obligation of TrustCo and AcquisitionCo, enforceable against TrustCo and AcquisitionCo in accordance with its terms and, no other corporate acts or proceedings are required to be taken by TrustCo or AcquisitionCo to authorize the execution, delivery and performance of this Agreement. Except for the requisite approval of the Federal Reserve Board, no notice to, filing with, authorization by, or consent or approval of, any federal or state bank regulatory authority is necessary for the execution and delivery of this Agreement or consummation of the Merger by TrustCo and AcquisitionCo.

         3.3. Subsidiaries. Each of TrustCo's significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the S.E.C.) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted.

         3.4. Litigation. There is no litigation, claim or other proceeding pending or, to the knowledge of TrustCo, threatened, against TrustCo or any of its subsidiaries, or of which the property of TrustCo or any of its subsidiaries is or would be subject, and there is no injunction, order, judgment, decree or regulatory restriction imposed upon TrustCo, or any of its subsidiaries or the assets of TrustCo or any of its subsidiaries, which would have a Material Adverse Effect on TrustCo.

         3.5. Statements True and Correct. None of the information supplied or to be supplied by TrustCo for inclusion in (i) the Proxy Statement, and (ii) any other documents to be filed with the S.E.C., Nasdaq, or any other Regulatory Agency in connection with the transactions contemplated by this Agreement shall, at the respective times such documents are filed, and, with respect to the Proxy Statement, when first mailed to the shareholders of Landmark at the time of the Landmark Shareholders' Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. All documents that TrustCo shall be responsible for filing with the S.E.C., Nasdaq or any other Regulatory Agency in connection with the transactions contemplated by this Agreement shall comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

         3.6. Funds Available. TrustCo has, and at the Effective Time shall have, sufficient funds to pay the Merger Consideration and satisfy its other obligations under the Agreement.

4.       Agreements of Landmark.

         4.1.     Business in Ordinary Course.

                  4.1.1. Landmark shall not declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, after the date hereof, except with the prior written consent of TrustCo. Landmark shall, and shall cause each of its subsidiaries to,
(1) continue to carry on after the date hereof its respective business and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, (2) use reasonable best efforts to maintain and preserve intact its respective business organization, employees and advantageous business relationships and retain the services of its officers and key employees, and (3) by way of amplification and not limitation, Landmark and each of its subsidiaries shall not, without the prior written consent of TrustCo (which shall not be unreasonably withheld):

                           4.1.2.1.   issue any Landmark  Common,  preferred
stock or other capital stock or any options, warrants, or other rights to subscribe for or purchase Landmark Common or any other capital stock or any securities convertible into or exchangeable for any capital stock of Landmark or any of its subsidiaries (except for (i) the issuance of Landmark Common pursuant to the valid exercise of Landmark Stock Options which are outstanding on the date hereof, and (ii) the issuance of Landmark Common pursuant to the Landmark Option Agreement); or

                           4.1.2.2.   directly or indirectly  redeem,  purchase
or otherwise acquire any Landmark Common or any other capital stock of Landmark or effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize Landmark; or

                           4.1.2.3.   directly or  indirectly  redeem,  purchase
or otherwise acquire any capital stock of subsidiaries of Landmark or effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize any subsidiary of Landmark (other than any of the foregoing all of the parties to which shall consist exclusively of Landmark and the wholly-owned subsidiaries of Landmark); or

                           4.1.2.4.   change its Certificate or Articles of
Incorporation or Association, as the case may be, or Bylaws; or

                           4.1.2.5.   grant any increase,  other than ordinary
and normal increases consistent with past practices, in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law or as required by existing contractual obligations which shall have been described in Section 2.11 of the Disclosure Schedule, adopt or make any material change in any bonus, insurance, pension, or other Landmark Employee Plan, agreement, payment or arrangement made to, for or with any of such officers or employees; or

                           4.1.2.6.   borrow  or agree to borrow  any  amount
of funds in excess of $500,000, or directly or indirectly guarantee or agree to guarantee any obligations of others, except letters of credit issued in the ordinary course of business pursuant to Section 4.1.2.7 and the renewal or refinancing of any existing advances from or other indebtedness owed to the Federal Home Loan Bank of New York; or

                           4.1.2.7.   make or commit to make any new loan or
letter of credit or any new or additional discretionary advance under any existing line of credit in principal amounts in excess of $100,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $250,000, other than as set forth in Section
4.1.2.7 of the Disclosure Schedule (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of TrustCo, acting through its Senior Vice President and Chief Financial Officer or such other designee as TrustCo may give notice of to Landmark; or

                           4.1.2.8.   purchase  or otherwise  acquire any
investment security for its own account, except in a manner and pursuant to policies consistent with past practice; or

                           4.1.2.9.   materially  increase or decrease  the rate
of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; or

                           4.1.2.10.  enter  into any  agreement,  contract or
commitment of a material nature out of the ordinary course of business having a term in excess of three (3) months or obligation in excess of $10,000; or expend or commit to expend more than $135,000 for legal fees and reasonable expenses of counsel not to exceed $5,000 in connection with the transaction contemplated herein; or

                           4.1.2.11.  except  in the  ordinary  course of
business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance of any kind; or

                           4.1.2.12.  except in the ordinary course of business,
cancel or accelerate any material indebtedness owing to Landmark or its subsidiaries or any claims which Landmark or its subsidiaries may possess or waive any material rights with respect thereto; or

                           4.1.2.13.  sell or  otherwise  dispose of any real
property or any amount of any tangible or intangible personal property other than in the ordinary course of business and other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness to Landmark and its subsidiaries; or

                            4.1.2.14. foreclose upon or otherwise take title to
or possession or control of any real  property  without first  obtaining a phase

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

one environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; provided, however, that Landmark and its subsidiaries shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain any such waste materials or otherwise might be contaminated; or

                           4.1.2.15.  commit any act or fail to do any act which
would cause a breach of any agreement, contract or commitment and which would have a Material Adverse Effect on Landmark; or

                           4.1.2.16.  purchase any real or personal property or
make any other capital expenditure; or

                           4.1.2.17.  take  any  action  which  would  adversely
effect or delay the ability of either TrustCo or Landmark to obtain any necessary approvals of any Regulatory Agency or other governmental authority required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement or the Landmark Option Agreement.

                  4.1.3. Landmark and its subsidiaries shall not, without the prior written consent of TrustCo, engage in any transaction or take any action that would render untrue (under the standard of Section 1.11 hereof) any of the representations and warranties of Landmark contained in Article Two hereof, if such representations and warranties were given as of the date of such transaction or action.

                  4.1.4. Landmark shall promptly notify TrustCo in writing of the occurrence of any matter or event known to and directly involving Landmark, other than any changes in conditions that affect the banking industry generally, that would have, either individually or in the aggregate, a Material Adverse Effect on Landmark.

                  4.1.5. Landmark and its subsidiaries shall not, and shall not authorize or permit any of their respective officers, directors, employees or agents to, on or before the earlier of the Closing Date or the date of termination of this Agreement, directly or indirectly solicit, initiate or encourage or (subject to the fiduciary duties of its directors as advised by counsel) hold discussions or negotiations with or provide any information to any person in connection with any proposal from any person for the acquisition of all or any substantial portion of the business, assets, shares of Landmark Common or other securities of Landmark or its subsidiaries. Landmark shall promptly (which for this purpose shall mean within twenty-four (24) hours) advise TrustCo of its receipt of any such proposal or inquiry concerning any such proposal, the substance of such proposal or inquiry, and the identity of such person.

         4.2. Breaches. Landmark shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to TrustCo and use its best efforts to prevent or promptly remedy the same.

        4.3. Submission to Shareholders. Landmark shall cause to be duly called and held, on a date selected by Landmark in consultation with TrustCo, a special meeting of its shareholders (the "Landmark Shareholders' Meeting") for submission of this Agreement and the Merger for approval of such Landmark shareholders as required by the DGCL. In connection with the Landmark Shareholders' Meeting, (i) Landmark shall prepare and file a Proxy Statement (the "Proxy Statement") with the S.E.C. and Landmark shall mail it to its shareholders, (ii) TrustCo shall furnish Landmark all information concerning itself that Landmark may reasonably request in connection with such Proxy Statement, and (iii) the Board of Directors of Landmark (subject to compliance with its fiduciary duties as advised by counsel) shall recommend to its shareholders the approval of this Agreement and the Merger contemplated by this Agreement and use its best efforts to obtain such shareholder approval. Landmark shall deliver drafts of the Proxy Statement to TrustCo for its review and comment.

         4.4. Consents to Contracts and Leases. Landmark shall use its best efforts to obtain all necessary consents with respect to all interests of Landmark and its subsidiaries in any material leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger, if any.

         4.5. Consummation of Agreement. Landmark shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger and the other transactions contemplated hereby in accordance with the terms and provisions hereof and to effect the transition and integration of the business and operations of Landmark and its subsidiaries with the business and operations of TrustCo and its subsidiaries. Landmark shall furnish to TrustCo in a timely manner all information, data and documents in the possession of Landmark requested by TrustCo as may be required to obtain any necessary regulatory or other approvals of the Merger and shall otherwise cooperate fully with TrustCo to carry out the purpose and intent of this Agreement.

        4.6. Environmental Reports. Landmark shall provide to TrustCo, as soon as reasonably practical, but not later than forty-five (45) days after the date hereof, a report of a phase one environmental investigation on the real property identified on Section 2.13.2 of the Disclosure Schedule, if any, and within ten (10) days after the acquisition or lease of any real property acquired or leased by Landmark or its subsidiaries after the date hereof (but excluding space in office or retail and similar establishments leased by Landmark or its subsidiaries for automatic teller machines or bank branch facilities or other office uses where the leased space comprises less than 20% of the total space leased to all tenants of such property), except as otherwise provided in Section 4.1.2.14 hereof. If required by the phase one investigation in TrustCo's reasonable opinion, Landmark shall provide to TrustCo, within sixty
(60) days of the receipt by Landmark of the request of TrustCo therefor, a report of a phase two investigation on properties requiring such additional study. TrustCo shall have fifteen (15) business days from the receipt of any such phase two investigation report to notify Landmark of any dissatisfaction with the contents of such report. Should the cost of taking all remedial or other corrective actions and measures (i) required by applicable law or reasonably likely to be required by applicable law, or (ii) recommended or suggested by such report or reports or prudent in light of serious life, health or safety concerns, in the aggregate, exceed the sum of $100,000 as reasonably estimated by an environmental expert retained for such purpose by TrustCo and reasonably acceptable to Landmark, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be such amount or less with any reasonable degree of certainty, then TrustCo shall have the right pursuant to Section 7.3 hereof, for a period of fifteen (15) business days following receipt of such estimate or indication that the cost of such actions and measures can not be so reasonably estimated, to terminate this Agreement, which shall be TrustCo's sole remedy in such event.

         4.7. Access to Information. Landmark shall permit TrustCo reasonable access in a manner which shall avoid undue disruption or interference with Landmark's normal operations to its properties and shall disclose and make available to TrustCo all books, documents, papers, records and computer systems documentation and files relating to its assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files (but only to the extent that such review would not result in a material waiver of the attorney-client or attorney work product privileges under the rules of evidence), Employee Benefit Plans, and any other business activities or prospects in which TrustCo may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. TrustCo shall hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.1 hereof.

         4.8. Subsidiary Bank Name Change. Upon the request of TrustCo, Landmark shall cause the Subsidiary Bank to execute such amendments to its charter to change its name to Trustco Savings Bank (or such substantially similar name as Trustco may determine) subject to the conditions of this Agreement with Trustco Bank, N.A. and take all other actions and cooperate with TrustCo and AcquisitionCo in causing such name change to be effective no earlier than the Effective Time.

         4.9. Plan of Merger. At the request of TrustCo, Landmark shall enter into a separate Certificate of Merger reflecting the terms hereof for purposes of any filing requirement of the DGCL.

5.       Agreements of Trustco and AcquisitionCo.

         5.1.     Regulatory Approvals and Registration Statement; Other
Agreements.

                  5.1.1. TrustCo and AcquisitionCo shall file all regulatory applications required in order to consummate the Merger, including but not limited to the necessary applications for the prior approval of the Federal
Reserve Board and any other federal and state regulatory authorities as applicable. TrustCo shall keep Landmark reasonably informed as to the status of such applications and make available to Landmark from time to time copies of such applications and any supplementally filed materials.

                  5.1.2. Neither TrustCo nor AcquisitionCo shall (i) between the date hereof and the Effective Time, commit any act or fail to do any act which would cause a breach of any agreement, contract or commitment and which would have a Material Adverse Effect on TrustCo, (ii) without the prior written consent of Landmark, engage in any transaction or take any action that would render untrue (under the standard of Section 1.11 hereof) any of the representations and warranties of TrustCo and AcquisitionCo contained in Article Three hereof (except for any such representations and warranties made only as of a specified date), if such representations and warranties were given as of the date of such transaction or action. TrustCo and AcquisitionCo shall promptly notify Landmark in writing of the occurrence of any matter or event known to and directly involving TrustCo or AcquisitionCo, which would not include any changes in conditions that affect the banking industry generally, that would have, either individually or in the aggregate, a Material Adverse Effect on TrustCo.

         5.2. Breaches. TrustCo and AcquisitionCo shall, in the event either has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of their respective representations or agreements contained or referred to herein, give prompt written notice thereof to Landmark and use its best efforts to prevent or promptly remedy the same.

         5.3. Consummation of Agreement. TrustCo and AcquisitionCo shall use their respective best efforts to perform and fulfill all conditions and obligations on their respective parts to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

         5.4.     Directors' and Officers' Liability Insurance and
Indemnification.

                  5.4.1. For a period of three (3) years after the Effective Time, TrustCo shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Landmark (provided that TrustCo may substitute therefor policies of comparable coverage with respect to claims arising from facts or events which occurred before the Effective Time); provided, however, that in no event shall TrustCo be obligated to expend, in order to maintain or provide insurance coverage pursuant to this
Section 5.4.1, any amount per annum in excess of 150% of the amount of the annual premiums paid as of the date hereof by Landmark for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, TrustCo shall use all reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount. Notwithstanding the foregoing, prior to the Effective Time, TrustCo may request Landmark to, and Landmark shall, purchase insurance coverage, on such terms and conditions as shall be acceptable to TrustCo, extending for a period of three (3) years Landmark's directors' and officers' liability insurance coverage in effect as of the date hereof (covering past or future claims with respect to periods before the Effective Time) and such coverage shall satisfy TrustCo's obligations under this Section 5.4.1.

                  5.4.2. For the applicable statute of limitations period, TrustCo shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Landmark and its subsidiaries (each, an "Indemnified Party") against all losses, expenses, claims, damages or liabilities arising out of actions (not including, however, such intentional or willful acts of an Indemnified Party) or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement and the Landmark Option Agreement) to the full extent then permitted under the DGCL and by Landmark's Certificates of Incorporation as in effect on the date hereof (and, with respect to predecessors of Landmark, the applicable laws, articles of incorporation and bylaws pertaining thereto), including provisions relating to advances of expenses incurred in the defense of any action or suit.

         5.5.     Employee Benefits.

                  5.5.1. TrustCo shall, with respect to each employee of Landmark or its subsidiaries at the Effective Time who shall continue in employment with TrustCo or its subsidiaries (each a "Continued Employee"), provide the benefits described in this Section 5.5. Each Continued Employee shall be entitled, as a new employee of a subsidiary of TrustCo, to participate in such employee benefit plans, as defined in Section 3(3) of ERISA, or any non-qualified employee benefit plans or deferred compensation, stock option, bonus or incentive plans, or other employee benefit or fringe benefit programs that may be in effect generally for employees of all of TrustCo's subsidiaries (the "TrustCo Employee Plans"), if such Continued Employee shall otherwise be eligible or, if required, selected for participation therein under the terms thereof and otherwise shall not be participating in a similar plan maintained by Landmark after the Effective Time. Landmark employees shall be eligible to participate in TrustCo Employee Plans on the same basis as similarly situated employees of other TrustCo subsidiaries. All such participation shall be subject to such terms of such TrustCo Employee Plans as may be in effect from time to time. This Section 5.5 is not intended to give Continued Employees any rights or privileges superior to those of other employees of TrustCo's subsidiaries (except as provided in the following sentence with respect to credit for past service). TrustCo may terminate or modify all Landmark Employee Plans except insofar as benefits thereunder shall have vested at the Effective Time and cannot be modified and TrustCo's obligation under this Section 5.5 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, TrustCo shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any TrustCo Employee Plans in which Continued Employees may participate (but not for benefit accruals under any defined benefit plan), credit each Continued Employee with his or her term of service with Landmark and its subsidiaries and its and their predecessors.

                  5.5.2. Notwithstanding anything to the contrary, TrustCo shall acknowledge and assume, upon consummation of the Merger, the obligations of Landmark under its severance agreements, supplemental retirement plans and arrangements, deferred compensation plans and arrangements, and related trusts including, without limitation, all of the same maintained or provided by any subsidiary of Landmark, as such obligations are described in Section 2.11.3 of the Disclosure Schedule.

                  5.5.3. Trustco shall cause the Subsidiary Bank to enter into an employment agreement with Gordon E. Coleman to serve in the capacity of President and Chief Executive Officer of the Subsidiary Bank. The employment agreement will have a term of 3 years and provide for annual compensation of $125,000 per year and the use of a car.

         5.6.     Advisory  Board   Composition.  Immediately   following  the
Effective Time, TrustCo shall cause the Subsidiary Bank to establish an advisory board of directors and shall offer not more than eight (8) of the directors of Landmark as of the Effective Time the opportunity to serve as advisory directors of the Subsidiary Bank for the three (3) year period following the Effective Time. The Chairman of the advisory board shall receive fees of $600/month of service; the vice chairman shall receive fees of $300/month of service; other members of the advisory board shall receive fees of $200/month of service.

         5.7. Access to Information. TrustCo shall permit Landmark reasonable access in a manner which shall avoid undue disruption or interference with TrustCo's normal operations to its properties and shall disclose and make available to Landmark all books, documents, papers and records relating to its assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files (but only to the extent that such review would not result in a material waiver of the attorney-client or attorney work product privileges under the rules of evidence), plans affecting employees, and any other business activities or prospects in which Landmark may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Landmark shall hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.1 hereof.

6.       Conditions Precedent to Merger.

        6.1. Conditions to TrustCo's and AcquisitionCo's Obligations. The obligations of TrustCo and AcquisitionCo to effect the Merger shall be subject to the satisfaction (or waiver by TrustCo and AcquisitionCo) prior to or on the Closing Date of the following conditions:

                  6.1.1. The representations and warranties made by Landmark in this Agreement shall be true and correct (subject to the standard in Section 1.11 hereof) on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except for any such representations and warranties made only as of a specified date which shall be true and correct (subject to the standard in Section 1.11 hereof) as of such date); and

                  6.1.2. Landmark shall have performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement; and

                  6.1.3.   No temporary  restraining order,  preliminary or
permanent   injunction   or  other  order  issued  by  any  court  of  competent
jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Regulatory Agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; and

                  6.1.4. All necessary regulatory approvals, consents, authorizations and other approvals, including the requisite approval of this Agreement and the Merger by the shareholders of Landmark, required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired, and no regulatory approval shall have imposed any condition, requirement or restriction which the Board of Directors of TrustCo and AcquisitionCo reasonably determine in good faith would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement to TrustCo and its shareholders as to render inadvisable the consummation of the Merger (any such condition, requirement or restriction, a "Burdensome Condition"); and

                  6.1.5. TrustCo and AcquisitionCo shall have received all documents required to be received from Landmark on or prior to the Closing Date, all in form and substance reasonably satisfactory to TrustCo and AcquisitionCo; and

                  6.1.6 Landmark's Board of Directors shall have passed a resolution (i) to terminate Landmark's employee stock ownership plan (the "Landmark ESOP") as of the close of business on the date immediately preceding the Closing Date (the "Termination Date"), (ii) to amend the Landmark ESOP to provide that no additional contributions will be made and no additional employees will become participants after the Termination Date, and (iii) to apply for a determination letter from the Internal Revenue Service with respect to the termination of the Landmark ESOP.

         6.2. Conditions to Landmark's Obligations. The obligations of Landmark to effect the Merger shall be subject to the satisfaction (or waiver by Landmark) prior to or on the Closing Date of the following conditions:

                  6.2.1. The representations and warranties made by TrustCo and AcquisitionCo in this Agreement shall be true and correct (subject to the standard in Section 1.11 hereof) on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except for any such representations and warranties made only as of a specified date which shall be true and correct (subject to the standard in Section 1.11 hereof) as of such date); and

                  6.2.2. TrustCo and AcquisitionCo shall have performed and complied in all material respects with all of their respective obligations and agreements hereunder required to be performed on or prior to the Closing Date under this Agreement; and

                  6.2.3. No Injunction preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Regulatory Agency or any other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; and

                  6.2.4. All necessary regulatory approvals, consents, authorizations and other approvals, including the requisite approval of this

Agreement and the Merger by the shareholders of Landmark and AcquisitionCo, required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired; and

                  6.2.5. Landmark shall have received all documents required to be received from TrustCo and AcquisitionCo on or prior to the Closing Date, all in form and substance reasonably satisfactory to Landmark; and

                  6.2.6. Landmark's financial advisors shall not have withdrawn its opinion, to the effect that the terms of the Merger are fair to the shareholders of Landmark from a financial point of view, on or before the date of the Shareholder's Meeting.

7.       Termination or Abandonment.

         7.1. Mutual Agreement. This Agreement may be terminated by the mutual written agreement of TrustCo, AcquisitionCo and Landmark at any time prior to the Closing Date, regardless of whether approval of this Agreement and the Merger by the shareholders of Landmark and AcquisitionCo shall have been previously obtained.

         7.2. Breach of Agreements. In the event that there is a breach in any of the representations and warranties (subject to the standard in Section
1.11 hereof) or a material breach of any of the agreements of TrustCo, AcquisitionCo or Landmark, which breach is not cured within thirty (30) days after written notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party, regardless of whether Landmark shareholder approval of this Agreement and the Merger shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

         7.3. Environmental Reports. TrustCo may terminate this Agreement to the extent provided by Section 4.6 hereof and this Section 7.3 by giving timely written notice thereof to Landmark.

         7.4. Failure of Conditions. In the event any of the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 7.2 hereof has lapsed, then such party may, regardless of whether approval of this Agreement and the Merger by the shareholders of Landmark and AcquisitionCo has been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date.

         7.5. Regulatory Approval Denial; Burdensome Condition. If any regulatory application filed pursuant to Section 5.1.1 hereof should be finally denied or disapproved by the respective regulatory authority, then this Agreement thereupon shall be deemed terminated and canceled; provided, however, that a request for additional information or undertaking by TrustCo, as a condition for approval, shall not be deemed to be a denial or disapproval so long as TrustCo diligently provides the requested information or undertaking. In the event that an application is denied pending an appeal, petition for review, or similar such act on the part of TrustCo (hereinafter referred to as the "appeal") then the application shall be deemed denied unless TrustCo prepares and timely files such appeal and continues the appellate process for purposes of obtaining the necessary approval. TrustCo may terminate this Agreement if its Board of Directors shall have reasonably determined in good faith that any of the requisite regulatory approvals imposes a Burdensome Condition, and TrustCo shall deliver written notice of such determination to Landmark not later than thirty (30) days after receipt by TrustCo of notice of the imposition of such Burdensome Condition from the applicable Regulatory Agency (unless an appeal of such determination is being pursued by TrustCo, in which event the foregoing notice shall be given within thirty (30) days of the termination of any such appeal by TrustCo or the denial of such appeal by the appropriate Regulatory Agency).

         7.6. Shareholder Approval Denial; Withdrawal/Modification of Board Recommendation. If this Agreement and the relevant transactions contemplated by this Agreement, including the Merger, are not approved by the requisite vote of the shareholders of Landmark at the Landmark Shareholders' Meeting, then either party may terminate this Agreement. TrustCo may terminate this Agreement if Landmark's Board of Directors shall have failed to approve or recommend this Agreement or the Merger, or shall have withdrawn or modified in any manner adverse to TrustCo its approval or recommendation of this Agreement or the Merger, or shall have resolved or publicly announced an intention to do either of the foregoing.

         7.7. Regulatory Enforcement Matters. In the event that Landmark or any of its subsidiaries shall, after the date hereof, become a party or be subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with a Regulatory Agency, which would have a Material Adverse Effect on Landmark, then TrustCo may terminate this Agreement.

         7.8. Fall-Apart Date. If the Closing Date does not occur on or prior to October 31, 2000, then this Agreement may be terminated by either party by giving written notice thereof to the other, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement.

8.       General.

         8.1. Confidential Information. The parties acknowledge the confidential and proprietary nature of the "Information" (as described below in this Section 8.1) which has heretofore been exchanged and which shall be received from each other hereunder and agree to hold and keep the same confidential. Such Information shall include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information shall be used solely for the purposes contemplated by this Agreement and that such Information shall not be disclosed to any person other than employees and agents of a party who are directly involved in evaluating the transaction. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party.

         8.2. Publicity. TrustCo and Landmark shall cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger and shall not issue any news release or make any other public disclosure without the prior consent of the other party, unless it reasonably believes such is required by law upon the advice of counsel or is in response to published newspaper or other mass media reports regarding the transactions contemplated by this Agreement, in which such latter event the parties shall give reasonable notice, and to the extent practicable, consult with each other regarding such responsive public disclosure.

         8.3. Return of Documents. Upon termination of this Agreement without the Merger becoming effective, each party (i) shall deliver to the other originals and all copies of all Information made available to such party,
(ii) shall not retain any copies, extracts or other reproductions in whole or in part of such Information, and (iii) shall destroy all memoranda, notes and other writings prepared by any party based on the Information.

         8.4. Notices. Any notice or other communication shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

                  8.4.1.   if to TrustCo and AcquisitionCo:

                             TrustCo Bank Corp NY
                             320 State Street
                             Schenectady, New York 12305
                             Attention: Robert A. McCormick, President
                                        and Chief Executive Officer
                             Facsimile:  518/381-3668

                  with a copy to:

                             Lewis, Rice & Fingersh, L.C.
                             500 N. Broadway, Ste. 2000
                             St. Louis, Missouri  63102
                             Attention:  John K. Pruellage, Esq.
                             Facsimile:  314/444-7788

and

(a)      if to Landmark:

                             Landmark Financial Corp.
                             211 Erie Blvd.
                             Canajoharie, New York 13317
                             Attention:  Gordon E. Coleman, President
                                         and Chief Executive Officer
                             Facsimile:  518/673-2081

                  with a copy to:

                             Luse, Lehman, Gorman, Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W.; Suite 400 Washington, D.C. 20015
                             Attention:  Alan Schick, Esq.
                             Facsimile:     202/362-2902

or to such other address as any party may from time to time designate by notice to the others.

         8.5. Liabilities and Expenses. Except as provided in the Landmark Option Agreement, in the event that this Agreement is terminated pursuant to the provisions of Article Seven hereof, no party hereto shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however, that, notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Article Seven hereof on account of a willful breach of any of the representations and warranties set forth herein or any willful breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party, including, without limitation, reimbursement to the non-breaching party of its costs, fees and expenses (including attorneys', accountants' and advisors' fees and expenses) incident to the negotiation, preparation, execution and performance of this Agreement and related documentation; provided, however, that nothing in this proviso shall be deemed to constitute liquidated damages for the willful breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party.

         8.6. Nonsurvival of Representations, Warranties and Agreements. Except for, and as provided in, this Section 8.6 and the Landmark Option Agreement, no representation, warranty or agreement contained herein shall survive the Effective Time or the earlier termination of this Agreement; provided, however, that no such representation, warranty or covenant shall be deemed to be terminated or extinguished so as to deprive TrustCo or Landmark (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either TrustCo or Landmark, the aforesaid representations, warranties and covenants being material inducements to the consummation by TrustCo and Landmark of the transactions contemplated herein. The agreements set forth in Section 5.4,
Section 5.5, and Section 5.6 hereof shall survive the Effective Time and the agreements set forth in Section 8.1, Section 8.2, Section 8.3, Section 8.5 and
Section 8.16 hereof and this Section 8.6 shall survive the Effective Time or the earlier termination of this Agreement.

         8.7. Entire Agreement. This Agreement and the Landmark Option Agreement constitute the entire agreement between the parties and supersede and cancel any and all prior discussions, negotiations, undertakings, agreements in principle or other agreements between the parties relating to the subject matter hereof.

         8.8. Headings and Captions. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

         8.9. Waiver, Amendment or Modification. The conditions of this Agreement which may be waived may only be waived by notice to the other party waiving such condition. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may be amended or modified by the parties hereto, at any time before or after shareholder approval of this Agreement; provided, however, that after any such approval no such amendment or modification shall alter the amount or change the form of the Merger
Consideration contemplated by this Agreement to be received by shareholders of Landmark. This Agreement not be amended or modified except by a written document duly executed by the parties hereto.

         8.10. Rules of Construction. Unless the context otherwise requires: (i) a term has the meaning assigned to it, (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles, (iii) "or" is not exclusive, (iv) words in the singular may include the plural and in the plural include the singular, and
(v) "knowledge" of a party means the actual or constructive knowledge of any director or executive officer of such party or any of its subsidiaries.

         8.11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument. For purposes of executing this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopier is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile or telecopy document shall be re-executed in original form by the parties who executed the facsimile or telecopy document. No party may raise the use of a facsimile machine or telecopier or the fact that any signature was transmitted through the use of a facsimile or telecopier machine as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Section 8.11.

         8.12. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. There shall be no third party beneficiaries hereof.

         8.13. Severability. In the event that any provisions of this Agreement or any portion thereof shall be finally determined to be unlawful or unenforceable, such provision or portion thereof shall be deemed to be severed from this Agreement, and every other provision, and any portion of a provision, that is not invalidated by such determination, shall remain in full force and effect. To the extent that a provision is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, such provision shall be enforceable to the fullest extent permitted under the laws and public policies of the State whose laws are deemed to govern enforceability. It is declared to be the intention of the parties that they would have executed the remaining provisions without including any that may be declared unenforceable.

         8.14. Governing Law; Assignment. This Agreement shall be governed by the laws of the State of New York, except to the extent that the DGCL must govern the Merger procedures, and applicable federal laws and regulations. This Agreement may not be assigned by either of the parties hereto.

         8.15. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction and such right shall be in addition to any other remedy to which they shall be entitled at law or in equity.

         8.16. Legal Fees, Costs. Except as otherwise provided herein, all legal and other costs and expenses incurred by Landmark in connection with this Agreement and the transactions contemplated hereby are to be paid by Landmark, and all legal and other costs and expenses incurred by TrustCo in connection with this Agreement and the transactions contemplated hereby are to be paid by TrustCo. Notwithstanding the foregoing, however, TrustCo shall reimburse Landmark for the reasonable fees and expenses of its financial advisor in connection with the fairness opinion to be obtained from such advisor up to a maximum amount of $20,000.

        IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                     LANDMARK FINANCIAL CORP.


                                     By    /s/ Gordon E. Coleman
                                           Gordon E. Coleman
                                           President and Chief Executive Officer


                                     TRUSTCO BANK CORP NY


                                     By    /s/ Robert A. McCormick
                                           Robert A. McCormick
                                           President and Chief Executive Officer


                                     LANDMARK ACQUISITION CO.


                                     By    /s/ Robert A. McCormick
                                           Robert A. McCormick
                                           President

                                  EXHIBIT 1.01

                             STOCK OPTION AGREEMENT

     This STOCK OPTION AGREEMENT (this "Agreement"), is made as of the 21st day of February, 2000, between TRUSTCO BANK CORP NY, a New York corporation ("Grantee"), and LANDMARK FINANCIAL CORP., a Delaware corporation ("Issuer").

                                    RECITALS

         A. Grantee, Landmark Acquisition Co. and Issuer are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Plan"), which is being executed by the parties hereto simultaneously with the execution of this Agreement.

         B. As a condition and inducement to Grantee's entering into the Plan and in consideration therefor, Issuer has agreed to grant Grantee the Option (as defined below).

         C. In consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Plan, the parties hereto agree as follows:

         Section 1.  Grant of Option.

         (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 19.9% fully paid and nonassessable shares of Common Stock, par value $0.10 per share (the "Common Stock"), of Issuer at a price per share equal to $14 per share (the "Initial Price"); provided, however, that in the event Issuer issues or agrees to issue (other than pursuant to options and warrants to issue Common Stock or shares of convertible stock convertible into shares of Common Stock in effect or outstanding as of the date hereof) any shares of Common Stock at a price less than the Initial Price (as adjusted pursuant to Section 5(b) hereof), such price shall be equal to such lesser price (such price, as adjusted as hereinafter provided, the "Option Price"). The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

         (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and the Plan and other than pursuant to an event described in Section 5(a) hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, represents the same proportion of the number of shares of Common Stock then issued and outstanding as such proportion before the event referred to above (without giving effect to any shares subject or issued pursuant to the Option). Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach of any provision of the Plan.

         Section 2.  Exercise of Option.

         (a) Timing of Exercise, Termination. Grantee may exercise the Option, in whole or part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the time immediately prior to the Effective Time, (ii) 12 months after the first occurrence of a Purchase Event, (iii) 18 months after the termination of the Plan following the occurrence of a Preliminary Purchase Event (as defined below), (iv) termination of the Plan in accordance with the terms thereof prior

                                   Ex.-1.01-1
to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Plan by Grantee pursuant to Section 7.2 thereof due to a willful breach by Issuer of any representation, warranty or agreement contained therein or by Grantee and Issuer pursuant to Section 7.1 thereof if Grantee shall at that time have been entitled to terminate the Plan pursuant to
Section 7.2 thereof due to a willful breach by Issuer of any representation, warranty or agreement contained therein) or (v) 18 months after the termination of the Plan by Grantee pursuant to Section 7.2 thereof due to a willful breach by Issuer of any representation, warranty or agreement contained therein or by Grantee and Issuer pursuant to Section 7.1 thereof if Grantee shall at that time have been entitled to terminate the Plan pursuant to Section 7.2 thereof due to a willful breach by Issuer of any representation, warranty or agreement contained therein. The events described in clauses (i) - (v) in the preceding sentence are hereinafter collectively referred to as an "Exercise Termination Event."

         (b) Preliminary Purchase Event. The term "Preliminary Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (i)      Issuer or any of its  subsidiaries  (each, an "Issuer
     Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any Person (the term "Person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder) other than Grantee or any of its subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction with any Person other than Grantee or any Grantee Subsidiary. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary that is a significant subsidiary as defined in Rule 1-02 of Regulation S-X by the Securities and Exchange Commission (and the term "significant subsidiary" shall include, wherever used in this Agreement, any bank or other financial institution subsidiary of Issuer), (y) a purchase, lease or other acquisition of all or substantially all of the assets of or assumption of all or substantially all the deposits of Issuer or any Issuer Subsidiary that is a significant subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary that is a significant subsidiary, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation, transfer or lease of assets or voting securities involving only Issuer and/or Issuer Subsidiaries;

                  (ii) Any Person (other than Grantee or any Grantee Subsidiary, or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of business) shall have acquired Beneficial Ownership (the term "Beneficial Ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulation thereunder) or the right to acquire Beneficial Ownership, of shares of Common Stock such that, upon the consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 15% or more of the then outstanding shares of Common Stock;

                  (iii) Any Person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any Person other than Grantee or any Grantee Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange


                                   Ex.-1.01-2
     offer to purchase any shares of Common Stock such that, upon consummation of such offer, such Person would own or control 15% or more of the then outstanding shares of Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));

                  (iv) After a proposal is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, or such third party states its intention to make such a proposal if the Plan terminates and/or the Option expires, Issuer shall have willfully breached any covenant or obligation contained in the Plan and such willful breach would entitle Grantee to terminate the Plan (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Plan);

                  (v) The holders of Common Stock shall not have approved the Plan by the requisite vote at the meeting of such stockholders held for the purpose of voting on the Plan, or such meeting shall not have been held or shall have been canceled prior to termination of the Plan, in each case after it shall have been publicly announced that any Person (other than Grantee or any Grantee Subsidiary) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction,
     (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, or (C) filed an application (or given a notice) with, whether in draft or final form, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or any other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority"), for approval to engage in an Acquisition Transaction;

                  (vi) Any Person (other than Grantee or any Grantee Subsidiary), other than in connection with a transaction to which
     Grantee  has  given  its  prior  written  consent,   shall  have  filed  an
     application or notice with the Federal Reserve Board or other Governmental Authority for approval to engage in an Acquisition Transaction; or

                  (vii) Issuer's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Grantee its recommendation that the stockholders of Issuer approve the transactions contemplated by the Plan, or Issuer or any significant Issuer Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction between the Issuer or any significant Issuer Subsidiary with any person other than Grantee or a Grantee Subsidiary.

        (c) Purchase Event. The term "Purchase Event" shall mean either of the following events or transactions occurring after the date hereof:

                  (i) The acquisition by any Person (other than Grantee or any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of business (provided that the foregoing exception shall not apply to any Person for whom or which such Issuer Subsidiary is acting in such fiduciary capacity)) of Beneficial Ownership of shares of Common Stock, such that, upon the consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 20% or more of the then outstanding shares of Common Stock; or

                  (ii) The occurrence of a Preliminary Purchase Event described in Section 2(b)(i) hereof except that the percentage referred to in clause (z) shall be 20%.


                                   Ex.-1.01-3

        (d) Notice by Issuer. Issuer shall notify Grantee promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event; provided, however, that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

        (e) Notice of Exercise. In the event that Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise, (ii) the aggregate purchase price as provided herein, and (iii) a period of time (that shall not be less than three business days nor more than thirty business days) running from the Notice Date (the "Closing Date") and a place at which the closing of such purchase shall take place; provided, that, if prior notification to or approval of the Federal Reserve Board or any other Governmental Authority is required in connection with such purchase (each, a "Notification" or an "Approval," as the case may be), (a) Grantee shall promptly file, or cause to be filed, the required notice or application for approval ("Notice/Application"), (b) Grantee shall expeditiously process, or cause to be expeditiously processed, the Notice/Application, and (c) for the purpose of determining the Closing Date pursuant to clause (iii) of this sentence, the period of time that otherwise would run from the Notice Date shall instead run from the later of (x) in connection with any Notification, the date on which any required notification periods have expired or been terminated, and
(y) in connection with any Approval, the date on which such approval has been obtained and any requisite waiting period or periods shall have expired. For purposes of Section 2(a) hereof, any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. On or prior to the Closing Date, Grantee shall have the right to revoke its exercise of the Option in the event that the transaction constituting a Purchase Event that gives rise to such right to exercise shall not have been consummated.

         (f) Payments. At the closing referred to in Section 2(e) hereof, Grantee shall pay to Issuer the aggregate Option Price for the shares of Common Stock specified in the Option Notice in immediately available funds by wire transfer to a bank account designated by Issuer; provided, however, that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

         (g) Delivery of Common Stock. At such closing, subject to any requisite Notification and/or Approval having been made or given and being in full force and effect, and only following payment as set forth in Section 2(e) hereof, Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock specified in the Option Notice and, if the Option should be exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares of Common Stock purchasable hereunder.

         (h) Common Stock Certificates. Certificates for Common Stock delivered at a closing hereunder shall be endorsed with a restrictive legend substantially as follows:

         The transfer of the shares represented by this certificate is subject to resale restrictions arising under the Securities Act of 1933, as amended, and to certain provisions of an agreement between TrustCo Bank Corp NY and Landmark Financial Corp. ("Issuer") dated as of the ____ day of February, 2000. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this

                                   Ex.-1.01-4

Agreement  in the above  legend  shall be  removed  by  delivery  of  substitute
certificate(s)   without  such  reference  if  the  shares  have  been  sold  or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

         (i) Holder of Record. Upon the giving by Grantee to Issuer of an Option Notice and the tender of the applicable purchase price in immediately available funds on the Closing Date, subject to any requisite Notification and/or Approval having been made or given and being in full force and effect, Grantee shall be deemed to be the holder of record of the number of shares of Common Stock specified in the Option Notice, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then actually be delivered to Grantee. Issuer shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of Grantee.

         Section 3. Issuer's Covenants.

         (a) Available Shares. Issuer agrees that it shall at all times until the termination of this Agreement have reserved for issuance upon the exercise of the Option that number of authorized and reserved shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, all of which shares shall, upon issuance pursuant hereto, be duly authorized, validly issued, fully paid, nonassessable, and delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

         (b) Compliance. Issuer agrees that it shall not, by amendment of its articles of incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer.

         (c) Certain Actions, Applications and Arrangements. Issuer shall promptly take all action as may from time to time be required (including
(i) complying  with all premerger  notification,  reporting  and waiting  period
requirements   specified  in  15  U.S.C. sec.18a and  regulations   promulgated
thereunder, and (ii) in the event, under the Bank Holding Company Act of 1956, as amended (the "B.H.C. Act"), or the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the Federal Reserve Board or to any other Governmental Authority is necessary before the Option may be exercised, cooperating with Grantee in preparing such applications or notices and providing such information to each such Governmental Authority as it may require) in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto, and to protect the rights of Grantee against dilution.

         Section 4.  Exchange of Option.    This  Agreement and the Option
granted hereby are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used in this Section 4 include any agreements and related options for which this Agreement and the Option granted hereby may be exchanged. Upon receipt by Issuer

                                   Ex.-1.01-5
of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer shall execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         Section 5. Adjustments. The number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

         (a) In the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise to become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it represents the same proportion of the number of shares of Common Stock then issued and outstanding as such proportion before the applicable event described in this Section 5(a).

         (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

         Section 6.  Registration Rights.

         (a) Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any holder of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the Securities Act covering any shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option (the "Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer shall use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective. Grantee shall have the right to demand two such registrations at Issuer's expense. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in the process of registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole

                                   Ex.-1.01-6
underwriter or underwriters, of such offering, the offering or inclusion of the Option Shares would interfere materially with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction, the number of Option Shares to be included in such offering for the account of Grantee shall constitute at least 25% of the total number of shares of Common Stock held by Grantee and Issuer covered in such registration statement; provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction shall thereafter occur. In addition, if Issuer proposes to register its Common Stock or any other securities on a form that would permit the registration of the Option Shares for public sale under the Securities Act (whether proposed to be offered for sale by Issuer or any other Person) it shall give prompt written notice to Grantee of its intention to do so, specifying the relevant terms of such proposal, including the proposed maximum offering price thereof. Upon the written notice of Grantee (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any holder of the shares of Common Stock issued pursuant hereto) delivered to Issuer within 20 business days after the giving of any such notice, which request shall specify the number of Option Shares desired to be disposed by Grantee, Issuer shall use its best efforts to effect, in connection with its proposed registration, the registration under the Securities Act of the Option Shares set forth in such request. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. In connection with any such registration, Issuer and Grantee shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registrations. If requested by Grantee in connection with such registration, Issuer and Grantee shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating themselves in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements.

         (b) In the event that Grantee requests Issuer to file a registration statement following the failure to obtain any approval required to exercise the Option as described in Section 9 hereof, the closing of the sale or other disposition of the Common Stock or other securities pursuant to such registration statement shall occur substantially simultaneously with the exercise of the Option.

         (c) Except where applicable state law prohibits such payments, Issuer shall pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), legal expenses, including the reasonable fees and expenses of one counsel to the holders whose Option Shares are being registered, printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to this Section 6 (including the related offerings and sales by holders of Option Shares) and all other qualifications, notification or exemptions pursuant to this Section 6.

         (d) In connection with any registration under this Section 6, Issuer hereby indemnifies Grantee, and each officer, director and controlling person of Grantee, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Grantee, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

                                   Ex.-1.01-7

     Promptly upon receipt by a party indemnified under this Section 6(d) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 6(d), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this
Section 6(d). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interests of the indemnified party. No indemnifying party shall be liable for the fees and expenses of more than one separate counsel for all indemnified parties or for any settlement entered into without its consent, which consent may not be unreasonably withheld.

     If the indemnification provided for in this Section 6(d) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of Issuer, Grantee and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall Grantee be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any Grantee to indemnify shall be several and not joint with other holders of Option Shares.

         Section 7.  Option Repurchase.

         (a) Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, (i) at the request (the date of such request being the "Request Date") of Grantee, delivered within 30 days of the Purchase Event (or such later period as may be provided pursuant to Section 9 hereof), Issuer shall repurchase the Option from Grantee at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, and (ii) at the request (the date of such request being the "Request Date") of the owner of Option Shares from time to time (the "Owner"), delivered within 30 days of a Purchase Event (or such later period as may be provided pursuant to Section 9 hereof), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The

                                   Ex.-1.01-8
term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made after the date hereof and on or prior to the Request Date, (ii) the price per share of Common Stock paid or to be paid by any third party pursuant to an agreement with Issuer (whether by way of a merger, consolidation or otherwise),
(iii) the highest closing price for shares of Common Stock within the 90-day period ending on the Request Date as reported on The Nasdaq Stock Market's
National Market (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source), or (iv) in the event of a sale of all or substantially all of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally-recognized independent investment banking firm mutually selected by Grantee or the Owner, as the case may be, on the one hand, and Issuer, on the other hand, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally-recognized independent investment banking firm mutually selected by Grantee or Owner, as the case may be, on the one hand, and Issuer, on the other hand, whose determination shall be conclusive and binding on all parties.

         (b) Grantee or the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and/or any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that Grantee or the Owner, as the case may be, elects to require Issuer to repurchase the Option and/or the Option Shares in accordance with the provisions of this Section 7. As immediately as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price or to the Owner the Option Share Repurchase Price or the portion thereof that Issuer is not then prohibited from so delivering under applicable law and regulation or as a consequence of administrative policy.

         (c) Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish any repurchase contemplated by this Section 7. Nonetheless, to the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify Grantee and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to Grantee and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(b) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to Grantee and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full Grantee or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or in part whereupon, in the case of a revocation in part, Issuer shall promptly
(i) deliver to Grantee and/or the Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering after taking into account any such revocation, and
(ii) deliver, as appropriate, either (A) to Grantee, a new Agreement evidencing the right of Grantee to purchase that number of shares of Common Stock equal to the number of shares of Common Stock purchasable immediately prior to the delivery of the notice of repurchase less the number of shares of Common Stock covered by the portion of the Option repurchased, or (B) to the Owner, a certificate for the number of Option Shares covered by the revocation.

         (d) Issuer shall not enter into any agreement with any party (other than Grantee or a Grantee Subsidiary) for an Acquisition Transaction unless the other party thereto assumes all the obligations of Issuer pursuant to this Section 7 in the event that a Grantee or Owner elects, in its sole discretion, to require such other party to perform such obligations.

                                   Ex.-1.01-9

         Section 8.  Substitute Option.

         (a) Grant of Substitute Option. In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate or merge with any Person, other than Grantee or a Grantee
Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any Person, other than Grantee or a Grantee Subsidiary, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or
(iii) to sell or otherwise transfer all or substantially all of its or any significant Issuer Subsidiary's assets to any Person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below), or (y) any Person that controls the Acquiring Corporation (the Acquiring Corporation and any such controlling Person being hereinafter referred to as the "Substitute Option Issuer").

         (b) Exercise of Substitute Option. The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as is hereinafter defined) as is equal to the market/offer price (as defined in
Section 7 hereof), multiplied by the number of shares of the Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as is hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the product of the Option Price multiplied by a fraction in which the numerator is the number of shares of Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

         (c) Terms of Substitute Option. The Substitute Option shall otherwise have the same terms as the Option, provided, however, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee.

         (d) Substitute Option Definitions. The following terms have the meanings indicated:

                  (i) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving Person, and (iii) the transferee of all or any substantial part of Issuer's assets (or the assets of any significant Issuer Subsidiary);

                  (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option; and

                  (iii) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided, however, that if such closing price is not ascertainable due to an absence of a public market for the Substitute


                                       Ex.-1.01-10

          Common Stock, "Average Price" shall mean the higher of (i) the price per share of Substitute Common Stock paid or to be paid by any third party pursuant to an agreement with the issuer of the Substitute Common Stock and (ii) the book value per share, calculated in accordance with generally accepted accounting principles, of the Substitute Common Stock immediately prior to exercise of the Substitute Option; provided, further, that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the Person merging into Issuer or by any company which controls or is controlled by such merging Person, as Grantee may elect.

         (e) Cap on Substitute Option. In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than that proportion of the outstanding Substitute Common Stock equal to the proportion of the outstanding Common Stock of Issuer which Grantee had the right to acquire immediately prior to the issuance of the Substitute Option. In the event that the Substitute Option would be exercisable for more than the proportion of the outstanding Substitute Common Stock referred to in the immediately preceding paragraph but for this clause (e), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm mutually selected by Grantee, on the one hand, and Issuer, on the other hand.

         Section 9. Extension  of Exercise  Right.  Notwithstanding Section 2,
Section 6, Section 7 and Section 11 hereof, if Grantee has given the notice referred to in one or more of such Sections, the exercise of the rights specified in any such Section shall be extended (a) if the exercise of such rights requires obtaining regulatory approvals (including any required waiting periods) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and (b) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise; provided, however, that in no event shall any closing date occur more than 6 months after the related Notice Date, and, if the closing date shall not have occurred within such period due to the failure to obtain any required approval by the Federal Reserve Board or any other Governmental Authority despite the best efforts of Issuer or the Substitute Option Issuer, as the case may be, to obtain such approvals, the exercise of the Option shall be deemed to have been rescinded as of the related Notice Date. In the event (a) Grantee receives official notice that an approval of the Federal Reserve Board or any other Governmental Authority required for the purchase and sale of the Option Shares shall not be issued or granted, or (b) a closing date has not occurred within 6 months after the related Notice Date due to the failure to obtain any such required approval, Grantee shall be entitled to exercise the Option in connection with the resale of the Option Shares pursuant to a registration statement as provided in Section 6.

         Section 10. Issuer's Representations and Warranties. Issuer hereby represents and warrants to Grantee as follows:

         (a)      Corporate  Authority.  Issuer  has full  corporate  power  and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by Issuer.

         (b) Availability of Shares. Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms shall have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and

                                       Ex.-1.01-11
all such shares, upon issuance pursuant hereto, shall be duly authorized, validly issued, fully paid, non-assessable, and shall be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

         (c) No Violations. The execution, delivery and performance of this Agreement does not or shall not, and the consummation by Issuer of any of the transactions contemplated hereby shall not, constitute or result in (A) a breach or violation of, or a default under, its articles of incorporation or by-laws, or the comparable governing instruments of any of the Issuer
Subsidiaries, or (B) a breach or violation of, or a default under, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of it or any of the Issuer Subsidiaries (with or without the giving of notice, the lapse of time or both) or under any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of the Issuer Subsidiaries is subject, that would, in any case give any other person the ability to prevent or enjoin Issuer's performance under this Agreement in any material respect.

         Section 11. Assignment. Neither of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement or the Option created hereunder to any other Person without the express written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Preliminary Purchase Event; provided, however, that until the date at which the Federal Reserve Board has approved an application by Grantee under the B.H.C. Act to acquire the shares of Common Stock subject to the Option, other than to a wholly owned subsidiary of Grantee, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer,
(iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board. The term "Grantee," as used in this Agreement, shall also be deemed to refer to Grantee's permitted assigns. Any attempted assignment prohibited by this Section 11 is void and without effect.

         Section 12. Filings and Consents. Each of Grantee and Issuer shall use its reasonable efforts to make all filings with, and to obtain consents of, all third parties and Governmental Authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, making application if necessary, for listing of the shares of Common Stock issuable hereunder on any exchange or quotation system and applying to the Federal Reserve Board under the B.H.C. Act and to state banking authorities for approval to acquire the shares issuable hereunder.

         Section 13. Remedies. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties shall hereto be enforceable by either party hereto through injunctive or other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

         Section 14. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

         Section 15. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when

                                   Ex.-1.01-12
delivered in Person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Plan.

         Section 16. shall be deemed to be an original, but all of which shall constitute one and the same agreement and shall be effective at the time of execution.

         Section 17. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         Section 18. Entire Agreement. Except as otherwise expressly provided herein or in the Plan, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         Section 19. Definitions. Capitalized terms used in this Agreement and not defined herein but defined in the Plan shall have the meanings assigned thereto in the Plan.

         Section 20. Effect on Plan. Nothing contained in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Plan.

         Section 21. Selections. In the event that any selection or determination is to be made by Grantee hereunder and at the time of such selection or determination there is more than one Grantee, such selection shall be made by a majority in interest of such Grantees.

         Section 22. Further Assurances. In the event of any exercise of the option by Grantee, Issuer and such Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

         Section 23. Voting. Except to the extent Grantee exercises the Option, Grantee shall have no rights to vote or receive dividends or have any other rights as a shareholder with respect to shares of Common Stock covered hereby.

         Section 24. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

                                  Ex.-1.01-13

         IN WITNESS WHEREOF, each of the parties has caused this Stock Option Agreement to be executed on its behalf by their officers thereunto duly authorized, all as of the date first above written.

                                     LANDMARK FINANCIAL CORP.


                                     By    /s/ Gordon E. Coleman
                                           Gordon E. Coleman
                                           President and Chief Executive Officer


                                     TRUSTCO BANK CORP NY


                                     By    /s/ Robert A. McCormick
                                           Robert A. McCormick
                                           President and Chief Executive Officer












                                   Ex.-1.01-14

                                 EXHIBIT 1.10(a)

                        LANDMARK'S LEGAL OPINION MATTERS

         1. The due incorporation, valid existence and good standing of Landmark under the laws of the State of Delaware, its power and authority to own and operate its properties and to carry on its business as now conducted, and its power and authority to enter into the Agreement, to merge with TrustCo in accordance with the terms of the Agreement and to consummate the transactions contemplated by the Agreement.

         2. The due incorporation or organization, valid existence and good standing of the Subsidiary Bank and its power and authority to own and operate its properties.

         3. The due and proper performance of all corporate acts and other proceedings necessary or required to be taken by Landmark to authorize the execution, delivery and performance of the Agreement, the due execution and delivery of the Agreement by Landmark, and the Agreement as a valid and binding obligation of Landmark, enforceable against Landmark in accordance with its terms (subject to the provisions of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

         4. The execution of the Agreement by Landmark, and the consummation of the Merger and the other transactions contemplated therein, does not violate or cause a default under Landmark's Certificate of Incorporation or Bylaws, or any statute, regulation or rule or, to their knowledge, any judgment, order or decree against Landmark or its subsidiaries, or any material agreement binding upon Landmark or its subsidiaries.

         5. The receipt of all required consents, approvals (including the requisite approval of the shareholders of Landmark), orders or authorizations of, or registrations, declarations or filings with or notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or entity required to be obtained or made by Landmark or its subsidiaries in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated therein.

         6. To the best knowledge of such counsel, the nonexistence of any material actions, suits, proceedings, orders, investigations or claims pending against Landmark or the Subsidiary Bank which, if adversely determined, would have a material adverse effect upon their respective properties or assets or the transactions contemplated by the Agreement.

                                Ex.-1.10(a)a-1

                                 EXHIBIT 1.10(b)

                         TRUSTCO'S LEGAL OPINION MATTERS

         1. The due incorporation, valid existence and good standing of TrustCo under the laws of the State of New York, its power and authority to own and operate its properties and to carry on its business as presently conducted and its power and authority to enter into the Agreement and to consummate the transactions contemplated thereby. The due incorporation, valid existence and good standing of AcquisitionCo under the laws of the State of Delaware, its power and authority to own and operate its properties and to carry on its business as presently conducted and its power and authority to enter into the Agreement to merge with Landmark in accordance with the terms of the Agreement and to consummate the transactions contemplated thereby.

         2. The due and proper performance of all corporate acts and other proceedings required to be taken by TrustCo and AcquisitionCo to authorize the execution, delivery and performance of the Agreement, their respective due execution and delivery of the Agreement, and the Agreement as a valid and binding obligation of each of TrustCo and AcquisitionCo enforceable against
TrustCo and AcquisitionCo in accordance with its terms (subject to the provisions of bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

         3. The execution and delivery of the Agreement by TrustCo and AcquisitionCo and the consummation of the transactions contemplated therein, as neither conflicting with, in breach of or in default under, resulting in the acceleration of, creating in any party the right to accelerate, terminate, modify or cancel, or violate, any provision of the Certificates of Incorporation or Bylaws, as amended, of either or TrustCo or AcquisitionCo, or any statute, regulation, rule, judgment, order or decree binding upon TrustCo or AcquisitionCo which would be materially adverse to the business of TrustCo and its subsidiaries taken as a whole.

         4. To the best knowledge of such counsel, the receipt of all required consents, approvals, orders or authorizations of, or registrations, declarations or filings with or without notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or entity required to be obtained or made by or with respect to TrustCo and AcquisitionCo in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated by the Agreement.

         5. To the best knowledge of such counsel, the nonexistence of any material actions, suits, proceedings, orders, investigations or claims pending against TrustCo, AcquisitionCo or any of their respective subsidiaries which, if adversely determined, would have a material adverse effect upon their respective properties or assets or the transactions contemplated by the Agreement.




                                  Ex.-1.10(b)-1